     As filed with the Securities and Exchange Commission on November 21, 2003.

                                                              File No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                         HARTFORD LIFE INSURANCE COMPANY
             (Exact name of registrant as specified in its charter)

                                   CONNECTICUT
         (State or other jurisdiction of incorporation or organization)

                                      6355
            (Primary Standard Industrial Classification Code Number)

                                    06-094148
                     (I.R.S. Employer Identification Number)

                                  P.O. BOX 2999
                        HARTFORD, CONNECTICUT 06104-2999
               (Address, Including Zip Code, and Telephone Number,
         Including Area Code of Registrant's Principal Executive Office)

                               MARIANNE O'DOHERTY
                         HARTFORD LIFE INSURANCE COMPANY
                                  P.O. BOX 2999
                        HARTFORD, CONNECTICUT 06104-2999
                                 (860) 843-6733
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ X ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a)(1) of this form, check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE


TITLE OF EACH
CLASS OF               PROPOSED          PROPOSED                                 AMOUNT OF
SECURITIES TO BE       AMOUNT TO BE      OFFERING PRICE      AGGREGATE            REGISTRATION
REGISTERED             REGISTERED        PER UNIT            OFFERING PRICE       FEE
----------------------------------------------------------------------------------------------
Deferred Annuity           *                 *               $1,800,000,000*        $145,620
Contracts &
Participating
Interests Therein


*The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per unit are not applicable in that these contracts are not issued in predetermined amounts or units.

The Registrant hereby amends this Registration Statement on such date or dated as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                   PART I

 CRC GENERATIONS
 MODIFIED GUARANTEED ANNUITY CONTRACT
 HARTFORD LIFE INSURANCE COMPANY
 P.O. BOX 5085
 HARTFORD, CONNECTICUT 06102-5085                             [The
 TELEPHONE: 1-800-862-6668 (CONTRACT OWNERS)                  Hartford
 1-800-862-7155 (REGISTERED REPRESENTATIVES)                  LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This prospectus describes information you should know before you purchase CRC Generations. Please read it carefully.

CRC Generations is a contract between you and Hartford Life Insurance Company where you agree to make one Purchase Payment to us and we agree to pay you interest for a Guarantee Period you select and we agree to make a series of Annuity Payouts at a later date. This annuity is a single premium, tax-deferred, modified guaranteed annuity offered to both individuals and groups. It is:

x  Single premium, because you make a one-time Purchase Payment.

x Tax-deferred, which means you don't pay taxes until you take money out or until we start to make Annuity Payouts.
--------------------------------------------------------------------------------

It is a "modified guaranteed" annuity because Hartford guarantees to pay you your Purchase Payment and the interest earned on that Purchase Payment unless you cancel during the right to examine period, fully or partially Surrender your Contract, transfer to a different Guarantee Period or request Annuity Payouts before the end of your Guarantee Period.

Although we file this prospectus with the Securities and Exchange Commission ("SEC"), the SEC doesn't approve or disapprove of these securities or determine if this prospectus is truthful or complete. Anyone who represents that the SEC does these things may be guilty of a criminal offense.

This prospectus can also be obtained from the Securities and Exchange Commission's website: (www.sec.gov).

This annuity IS NOT:

 -  A bank deposit or obligation

 -  Federally insured

 -  Endorsed by any bank or governmental agency

This annuity may not be available for sale in all states.
--------------------------------------------------------------------------------
PROSPECTUS DATED:          , 2003

2                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

AVAILABLE INFORMATION

We are required by the Securities Exchange Act of 1934 to file reports and other information with the SEC. You may read or copy these reports at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C., or at the SEC's Regional Offices located at 75 Park Place, New York, New York and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. You may also obtain copies, at prescribed rates, of our reports from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain reports, proxy and information statements and other information about us at the SEC's website at: www.sec.gov.

One of the reports we file with the SEC is our Annual Report on Form 10-K for the fiscal year ended December 31, 2002. The substance of the information contained in the Annual Report appears in this prospectus. The entire Annual Report is incorporated by reference into this prospectus. You may obtain a copy of the Annual Report free of charge by calling the toll-free number or writing to us at the address on the cover of this prospectus.

We filed a registration statement ("Registration Statement") relating to the Contracts offered by this prospectus with the SEC under the Securities Act of 1933. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information contained in the Registration Statement. For more information about the Contracts and us, you may obtain a copy of the Registration Statement in the manner set forth in the preceding paragraph.

HARTFORD LIFE INSURANCE COMPANY                                                3
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                PAGE
----------------------------------------------------------------------
DEFINITIONS                                                       4
----------------------------------------------------------------------
HIGHLIGHTS                                                        5
----------------------------------------------------------------------
THE CONTRACT                                                      6
----------------------------------------------------------------------
  Annuity Payouts                                                12
----------------------------------------------------------------------
  Miscellaneous Provisions                                       14
----------------------------------------------------------------------
    Investments by Hartford                                      14
----------------------------------------------------------------------
    Amendment of Contracts                                       15
----------------------------------------------------------------------
    Assignment of Contracts                                      15
----------------------------------------------------------------------
    Distribution of Contracts                                    15
----------------------------------------------------------------------
FEDERAL TAX CONSIDERATIONS                                       15
----------------------------------------------------------------------
THE COMPANY                                                      22
----------------------------------------------------------------------
LEGAL OPINION                                                    46
----------------------------------------------------------------------
EXPERTS                                                          46
----------------------------------------------------------------------
APPENDIX A -- MODIFIED GUARANTEED ANNUITY FOR QUALIFIED
  PLANS                                                          47
----------------------------------------------------------------------
APPENDIX B -- MARKET VALUE ADJUSTMENT                            48
----------------------------------------------------------------------
FINANCIAL STATEMENTS                                            F-1
----------------------------------------------------------------------

4                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

DEFINITIONS

These terms are capitalized when used throughout this prospectus. Please refer to these defined terms if you have any questions as you read your prospectus.

ADMINISTRATIVE OFFICE OF THE COMPANY -- Our location and overnight mailing address is: 200 Hopmeadow Street, Simsbury, Connecticut 06089. Our standard mailing address is: Investment Product Services, P.O. Box 5085, Hartford, CT 06102-5085

ANNUITANT -- The person on whose life this Contract is based. The Annuitant may not be changed.

ANNUITY COMMENCEMENT DATE -- The date we start to make Annuity Payouts.

CODE -- The Internal Revenue Code of 1986, as amended.

CONTINGENT ANNUITANT -- The person you designate to become the Annuitant if the Annuitant dies prior to the Annuity Commencement Date.

CONTRACT -- The individual Annuity Contract and any endorsements or riders. Group participants and some individuals will receive a certificate rather than a Contract.

CONTRACT OWNER OR YOU -- The owner or holder of this Contract.

CONTRACT VALUE -- The sum of your Purchase Payment and all interest earned minus any Surrenders and any applicable Premium Taxes.

CONTRACT YEAR -- The 12 months following the date you purchased your annuity and then each subsequent year.

HARTFORD, WE, US OR OUR -- Hartford Life Insurance Company. Only Hartford is a capitalized term in the prospectus.

JOINT ANNUITANT -- The person on whose life Annuity Payouts are based if the Annuitant dies after the Annuity Calculation Date. You may name a Joint Annuitant only if your Annuity Payout Option provides for a survivor. The Joint Annuitant may not be changed.

MARKET VALUE ADJUSTMENT -- An adjustment that either increases or decreases the amount we pay you under certain circumstances.

POWER OF ATTORNEY -- You may authorize another person to act on your behalf by submitting a completed Power of Attorney form. Once we have the completed form on file, we will accept instructions from your designated third party until we receive instructions terminating the power of attorney in writing from you. You may not be able to make changes to your Contract if you have authorized someone else to act under a power of attorney.

HARTFORD LIFE INSURANCE COMPANY                                                5
--------------------------------------------------------------------------------

HIGHLIGHTS

HOW DO I PURCHASE THIS ANNUITY?

You must complete our application or order request and submit it to us for approval with your Purchase Payment. Your Purchase Payment must be at least $5,000, unless this Contract is purchased as part of certain retirement plans.

 - For a limited time, usually within ten days after you receive your annuity, you may cancel it without paying a Surrender Charge. Your Purchase Payment will be subject to a Market Value Adjustment.

WHAT IS A GUARANTEE PERIOD?

A Guarantee Period is the length of time you select for which Hartford guarantees to pay you interest.
WHAT HAPPENS AT THE END OF EACH GUARANTEE PERIOD?

We will notify you of your options before the end of your Guarantee Period. These options currently include:

- Fully Surrendering your Contract,

- Having your Contract Value rollover to a Subsequent Guarantee Period of the same length of time,

- Transferring to a Guarantee Period of a different duration,

- Asking us to begin making Annuity Payouts,

- Purchasing a variable annuity issued by Hartford, or

- Any other option that may become available.

UNLESS WE RECEIVE WRITTEN INSTRUCTIONS FROM YOU SELECTING A DIFFERENT OPTION, HARTFORD WILL ROLL YOUR CONTRACT VALUE INTO A SUBSEQUENT GUARANTEE PERIOD FOR THE SAME LENGTH OF TIME. YOUR CONTRACT WILL RECEIVE THE INTEREST RATE WE HAVE ESTABLISHED FOR THAT NEW GUARANTEE PERIOD.

CAN I TAKE OUT ANY OF MY MONEY?

You may Surrender all or part of your Contract Value or transfer to a different Guarantee Period at any time before we start making Annuity Payouts. You may not Surrender any of your Contract Value after we begin making Annuity Payouts.

 -  You may have to pay a Surrender Charge.

We may charge you a Surrender Charge when you partially or fully Surrender your annuity. The percentage of the Surrender Charge assessed will depend on the length of time that has lapsed from the beginning of the Guarantee Period in effect at the time you request your Surrender to the date we receive your request for Surrender. You may take out all or some of the interest we have credited to your Contract Value in the 12 months prior to your request without a Surrender Charge.

 -  You may have a Market Value Adjustment.

If you request a Surrender, cancel during the right to examine period, transfer to a new Guarantee Period, or begin to take Annuity Payouts before the end of your Guarantee Period, the amount you receive will be modified to include a Market Value Adjustment. A Market Value Adjustment, which is described later, may decrease or increase the amount you receive, depending on whether interest rates have risen or fallen since the beginning of your Guarantee Period. You may take out all or some of the interest we have credited to your Contract Value in the 12 months prior to your request without a Market Value Adjustment.

 - You may have to pay income tax on any money you take out and, if you Surrender before you are age 59 1/2, you may have to pay an income tax penalty.

WILL HARTFORD PAY A DEATH BENEFIT?

There is a Death Benefit if the Contract Owner, joint contract owner or Annuitant die before we begin to make Annuity Payouts. This Death Benefit is equal to the Contract Value on the date we receive a certified death certificate or other proof of death acceptable to us.

Depending on the Annuity Payout Option you select, we may pay a Death Benefit after we begin to make Annuity Payouts.

WHAT ANNUITY PAYOUT OPTIONS ARE AVAILABLE?

You may choose one of the following Annuity Payout Options: Life Annuity, Life Annuity with a Cash Refund, Life Annuity with Payments for a Period Certain, Joint and Last Survivor Life Annuity, Joint and Last Survivor Life Annuity with Payments for a Period Certain, and Payments for a Period Certain. We may make other Annuity Payout Options available at any time.

You must begin to take Annuity Payouts by end of the Guarantee Period immediately following the Annuitant's 90th birthday or the end of the 10th Contract Year, whichever is later, unless you elect a later date to begin receiving payments subject to the laws and regulations then in effect and our approval.

If the end of your Guarantee Period occurs after the Annuity Commencement Date, we begin Annuity Payouts on the Annuity Commencement Date, unless you change that date to coincide with the end of the Guarantee Period. If we begin to make Annuity Payouts before the end of your Guarantee Period, a Market Value Adjustment will be made to your Contract Value.

If you do not tell us what Annuity Payout Option you want before the Annuity Commencement Date, we will make payments under the Life Annuity with a 10-year Period Certain Annuity Payout Option.

6                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

THE CONTRACT

WHAT TYPES OF CONTRACTS ARE AVAILABLE?

The Contract is an individual tax-deferred modified guaranteed annuity contract. It is designed for retirement planning purposes and may be purchased by any individual, group, or trust, including:

- IRAs adopted according to Section 408 of the Code;

- Annuity purchase plans adopted by public school systems and certain tax-exempt organizations according to Section 403(b) of the Code;

The examples above represent Qualified Contracts, as defined by the Code. In addition, individuals and trusts can also purchase Contracts that are not part of a tax qualified retirement plan. These are known as Non-Qualified Contracts.

If you are purchasing the Contract for use in an IRA or qualified retirement plan, you should consider other features of the Contract besides tax deferral, since any investment vehicle used within an IRA or qualified plan receives tax deferred treatment under the Code.

This Contract is not available in Puerto Rico, Maryland or New York.

HOW DO I PURCHASE A CONTRACT?

You may purchase a Contract by completing and submitting an application or an order request along with your Purchase Payment. For most Contracts, the minimum Purchase Payment is $5,000, unless the Contract is purchased as part of certain retirement plans. Prior approval is required for a Purchase Payment of $1,000,000 or more.

You may not make additional Purchase Payments to this Contract, but you may purchase a new contract. The new contracts may have different Guarantee Periods and will earn interest at the rate set for those new contracts.

You must be of legal age in the state where the Contract is being purchased or a guardian must act on your behalf.

HOW IS THE PURCHASE PAYMENT APPLIED TO MY CONTRACT?

Your Contract will be issued after we receive your Purchase Payment. Your Purchase Payment becomes part of a non-unitized separate account established by Hartford. You have no priority claim on assets in this separate account. All assets of Hartford, including those in this separate account, are available to meet Hartford's guarantees under the Contract and are available to meet the general obligations of Hartford.

If the request or other information accompanying the Purchase Payment is incomplete when we receive it, we will hold the money in a non-interest bearing account for up to three weeks while we try to obtain complete information.

We will send you a confirmation after we apply your Purchase Payment.

CAN I CANCEL MY CONTRACT AFTER I PURCHASE IT?

We want you to be satisfied with the Contract you have purchased. We urge you to closely examine its provisions. If for any reason you are not satisfied with your Contract, simply return it within ten days after you receive it with a written request for cancellation that indicates your tax-withholding instructions. In some states, you may be allowed more time to cancel your Contract. We will not deduct any Surrender Charge during this time, however a Market Value Adjustment, which is described later, may apply. We may require additional information, including a signature guarantee, before we can cancel your Contract.

The amount we pay you upon cancellation depends on the requirements of the state where you purchased your Contract, the method of purchase, the type of Contract you purchased and your age.

WHAT IS A GUARANTEE PERIOD?

A Guarantee Period is the length of time you select for which Hartford guarantees to pay you interest. There are two types of Guarantee Periods:
Initial Guarantee Periods and Subsequent Guarantee Periods.

WHAT IS AN INITIAL GUARANTEE PERIOD?

The Initial Guarantee Period is the first Guarantee Period when you purchase your Contract. We currently offer Initial Guarantee Periods of five and ten years. For Contract Owners under age 86 the Initial Guarantee Period is ten years. For Contract Owners age 86 or older the Initial Guarantee Period is five years. During the Initial Guarantee Period, your Contract earns interest at the Initial Guarantee Rate, which will never be less than 3% on an annual basis. The Initial Guarantee Rate depends on your Initial Guarantee Period. During the Initial Guarantee Period we may, in our sole discretion, credit interest greater than the Initial Guarantee Rate to all Contracts of the same Initial Guarantee Period.

WHAT IS A SUBSEQUENT GUARANTEE PERIOD?

If you transfer to a new Guarantee Period or reach the end of your Initial Guarantee Period and allow this Contract to "rollover" to another Guarantee Period of the same length of time, this is a Subsequent Guarantee Period. Basically, any Guarantee Period that is not an Initial Guarantee Period is a Subsequent Guarantee Period. We currently offer Subsequent Guarantee Periods of five, six, seven, eight, nine, and ten years. During a Subsequent Guarantee Period, your Contract earns interest at the Subsequent Guarantee Rate, which will never be less than 3% on an annual basis. The Subsequent Guarantee Rate depends on the Subsequent Guarantee Period you select.

Hartford, in its sole discretion, determines the interest rates credited to each Guarantee Period. These interest rates generally reflect prevailing interest rates of other investments that are similar in nature and duration. In computing our interest rates, we may also consider the impact of regulations, taxes, sales commissions, administrative expenses, general economic trends and competitive factors. Contracts with Purchase Payments of

HARTFORD LIFE INSURANCE COMPANY                                                7
--------------------------------------------------------------------------------
$1,000,000 or more may earn interest at a different rate than other Contracts with the same Guarantee Period. Hartford or its agents cannot predict nor guarantee our future interest rates.

CAN I TRANSFER INTO A DIFFERENT GUARANTEE PERIOD?

Once each Contract Year, beginning after the first Contract Year, you may transfer from your Guarantee Period into a Guarantee Period of a different duration, provided the new Guarantee Period you select is at least five years or longer. There is no Surrender Charge for such a transfer. While we currently do not impose a transfer charge, we reserve the right to charge a fee of up to $50 for each transfer. A Market Value Adjustment, which is described later, will be applied to your Contract Value at the time of transfer, unless the transfer occurs at the end of the Guarantee Period. The amount transferred into the new Guarantee Period is equal to the Contract Value of the old Guarantee Period on the date of the transfer minus or plus the Market Value Adjustment.

While you may transfer to a different Guarantee Period with a duration of 5 years or more, you cannot transfer into a Guarantee Period with a duration that will take you past your Annuity Commencement Date. That means that if you elected to begin Annuity Payouts on your Annuitant's 90th birthday and your Annuitant is 87 years old, you would not be able to transfer into a new Guarantee Period unless you extended your Annuity Commencement Date.

WHAT HAPPENS AT THE END OF EACH GUARANTEE PERIOD?

We will notify you of your options before the end of your Guarantee Period. These options currently include:

- Fully Surrendering your Contract,

- Having your Contract Value rollover to a Subsequent Guarantee Period of the same length of time,

- Transferring to a Guarantee Period of a different duration,

- Asking us to begin making Annuity Payouts,

- Purchase a variable annuity from Hartford, or

- Any other option that may become available.

Unless we receive written instructions from you selecting a different option, Hartford will roll your Contract Value into a Subsequent Guarantee Period of the same length of time. Your Contract will receive the interest rate we have established for that new Guarantee Period. If we roll your Contract Value into a Subsequent Guarantee Period because we have not received any other instructions from you, Hartford will, for some period of time after the end of your Guarantee Period, allow you to exercise a different option. Currently, we will allow 21 days after the end of a Guarantee Period to request a different option. However, Hartford reserves the right to change or terminate this administrative processing period. A request for a different option received during this time will be treated as if it was received prior to the end of the current Guarantee Period. However, a request to transfer to another Guarantee Period of a different duration is processed as of the date we receive the request and receives the interest rate credited to that Guarantee Period as of that date.

If you rollover into a Subsequent Guarantee Period or transfer to a Guarantee Period of a different duration, you cannot rollover or transfer into a Guarantee Period with a duration that will take you past your Annuity Commencement Date. That means that if you elected to begin Annuity Payouts on your Annuitant's 90th birthday and your Annuitant is 87 years old, you would not be able to rollover or transfer into a new Guarantee Period with a duration longer than three years unless you extended your Annuity Commencement Date.

HOW IS THE VALUE OF MY CONTRACT CALCULATED BEFORE THE ANNUITY COMMENCEMENT DATE?

We calculate your Contract Value by deducting any applicable Premium Tax from your Purchase Payment, or your rollover value, if you are in a Subsequent Guarantee Period. We then credit your Contract Value on a daily basis with an amount that is equivalent to your Guarantee Period's interest rate on an annual basis and deduct any partial Surrenders.

The following example shows how interest would be credited to your Contract Value. The example assumes you purchased a Contract with a five-year Guarantee Period crediting a hypothetical Initial Guarantee Rate of 5% on an annual basis. The example assumes no money is taken from the Contract during the Guarantee Period. We are using a hypothetical interest rate of 5%. This interest rate is for illustration only and is no indication of future interest rates. Actual interest rates may be more or less than those shown.

Year one                                 $10,000       Purchase Payment or rollover value
                                         $   500       total year's interest payments
                                         -------
                                         $10,500       end of year Contract Value

Year two                                 $10,500       beginning Contract Value
                                         $   525       total year's interest payments
                                         -------
                                         $11,025       end of year Contract Value

Year three                               $11,025       beginning Contract Value
                                         $   551       total year's interest payments
                                         -------
                                         $11,576       end of year Contract Value

8                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Year four                                $11,576       beginning Contract Value
                                         $   579       total year's interest payments
                                         -------
                                         $12,155       end of year Contract Value

Year five                                $12,155       beginning Contract Value
                                         $   608       total year's interest payments
                                         -------
                                         $12,763       end of year Contract Value

Once each Contract Year, we will send you a statement which shows

 -  your Contract Value as of the end of the preceding Contract Year,

 -  any money you take out of your Contract during the Contract Year,

 -  your Contract Value at the end of the current Contract Year, and

 -  the annual rate of interest being credited to your Contract.

FEES AND CHARGES

WHAT HAPPENS IF I REQUEST A SURRENDER BEFORE THE END OF THE GUARANTEE PERIOD?

We don't charge you a sales charge when you purchase this Contract or assess any annual fees. However, if you want to take money out of the Contract before the end of your Guarantee Period, there are two charges we may assess, plus a Market Value Adjustment that may, at times, result in a deduction. The two charges are Premium Tax and a Surrender Charge.
x  PREMIUM TAXES

We deduct Premium Taxes, if required, by a state or other government agency. Some states collect the taxes when Purchase Payments are made; others collect at annuitization. Since we pay Premium Taxes when they are required by applicable law, we may deduct them from your Contract when we pay the taxes, upon Surrender, or on the Annuity Commencement Date. The Premium Tax rate varies by state or municipality. Currently, the maximum rate charged by any state is 5.0%.

x SURRENDER CHARGE -- The Surrender Charge covers some of the expenses relating to the sale and distribution of the Contract, including commissions paid to registered representatives and the cost of preparing sales literature and other promotional activities.
We assess a Surrender Charge when you request a full or partial Surrender, unless your Surrender occurs at the end of a Guarantee Period. The percentage we assess for the Surrender Charge varies according to the length of time between the beginning of the Guarantee Period in effect at the time of your Surrender and the date of your request for Surrender. When you request a Surrender, we deduct the dollar amount you request from your Contract Value. Then we subtract any interest we have credited to your Contract in the 12 months prior to the request for Surrender that has not already been withdrawn from the amount requested for Surrender. This difference is then the amount subject to a Surrender Charge. We then determine the appropriate percentage of Surrender Charge, if any, to be deducted by calculating the length of time the money has been part of your present Guarantee Period. We deduct the percentage of the amount Surrendered from the amount you requested, and, provided there is no Market Value Adjustment, pay you that amount.

If you are in your Initial Guarantee Period, the percentage we deduct is equal to:

------------------------------------------
NUMBER OF YEARS FROM THE
BEGINNING OF THE INITIAL
    GUARANTEE PERIOD      SURRENDER CHARGE
           1                    10%
------------------------------------------
           2                    9%
------------------------------------------
           3                    7%
------------------------------------------
           4                    5%
------------------------------------------
           5                    3%
------------------------------------------
           6                    2%
------------------------------------------
           7                    2%
------------------------------------------
           8+                   2%
------------------------------------------

If you are in a Subsequent Guarantee Period, the percentage we deduct is equal to:

 NUMBER OF YEARS FROM THE
     BEGINNING OF ANY
SUBSEQUENT GUARANTEE PERIOD  SURRENDER CHARGE
---------------------------------------------
             1                     4%
---------------------------------------------
             2                     3%
---------------------------------------------
             3                     2%
---------------------------------------------
             4                     2%
---------------------------------------------
             5                     2%
---------------------------------------------
             6                     2%
---------------------------------------------
             7                     2%
---------------------------------------------
            8+                     2%
---------------------------------------------

THE FOLLOWING SITUATIONS ARE NOT SUBJECT TO A SURRENDER CHARGE:

- Surrenders made at the end of a Guarantee Period.

- Surrender of interest that has been credited to the Contract Value during the 12 months prior to the Surrender that has not previously been withdrawn.

- Upon death of the Annuitant, joint owner or Contract Owner.

HARTFORD LIFE INSURANCE COMPANY                                                9
--------------------------------------------------------------------------------

- Upon Annuitization.

- Upon cancellation during the right to examine period.

- Required Minimum Distributions from IRAs or 403(b) plans.

SURRENDERS MADE UNDER THE NURSING HOME WAIVER RIDER. We will waive any Surrender Charge applicable to a partial or full Surrender if you, the joint owner or the Annuitant, is confined for at least 180 calendar days to a: (a) hospital recognized as a general hospital by the proper authority of the state in which it is located; or (b) hospital recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; or (c) facility certified by Medicare as a hospital or long-term care facility; or (d) nursing home licensed by the state in which it is located and offers the services of a registered nurse 24 hours a day. If you, the joint owner or the Annuitant is confined when you purchase the Contract, this waiver is not available. For the waiver to apply, you must: (a) have owned the Contract continuously since it was issued,
(b) provide written proof of confinement satisfactory to us, and (c) request the Surrender within 91 calendar days of the last day of confinement. Your confinement must be at the recommendation of a physician for medically necessary reasons. This waiver may not be available in all states. Please contact your registered representative or us to determine if it is available for you.

MARKET VALUE ADJUSTMENT

If you request to Surrender, cancel during the right to examine period, transfer to a new Guarantee Period or ask that we begin to make Annuity Payouts at any time other than at the end of your Guarantee Period, we may apply a Market Value Adjustment. That means that the amount we pay you for a Surrender or the Contract Value we transfer to a new Guarantee Period or use to determine your Annuity Payouts will be adjusted up or down.

The Market Value Adjustment reflects both the amount of time left in your Guarantee Period, and, the difference between the Guarantee Rate credited to your current Guarantee Period and the interest rate we are crediting to a new Guarantee Period with a duration equal to the amount of time left in your Guarantee Period. If your Guarantee Period's interest rate is lower than the interest rate we are currently crediting the new Guarantee Period, then the application of the Market Value Adjustment will reduce the amount you receive. Conversely, if your Guarantee Period's interest rate is higher than the interest rate we are crediting for the new Guarantee Period, then the application of the Market Value Adjustment will increase the amount you receive.

For example, assume you purchase a Contract with an Initial Guarantee Period of ten years crediting interest at an Initial Guarantee Rate of 8% on an annual basis. You request a partial Surrender at the end of the seventh Contract Year. At that time you request a Surrender, Hartford's interest rate was 6% on an annual basis for Subsequent Guarantee Periods with a three-year duration, the amount of time left in your Initial Guarantee Period. Then the amount payable upon partial Surrender will increase after the application of the Market Value Adjustment. On the other hand, if Hartford was crediting an interest rate higher than your 8% Initial Guarantee Rate, then the application of the Market Value Adjustment will decrease the amount payable to you upon partial Surrender.

The Market Value Adjustment will apply to any request to Surrender, cancel during the right to examine period, transfer to a new Guarantee Period prior to the end of a Guarantee Period, or if you ask us to begin Annuity Payouts prior to the end of a Guarantee Period except:

- Previous 12 months' interest payments that you ask us to send to you that you have not previously Surrendered.

- Distributions made due to death.

- Payments we make to you as part of your Annuity Payout.

The actual formula for calculating the Market Value Adjustment is set forth in the Appendix B that also contains an additional illustrations of the application of the Market Value Adjustment.

Since the interest rates Hartford credits may reflect, in part, the investment yields available to Hartford (see "Investments by Hartford"); the Market Value Adjustment may also reflect, in part, the levels of such yields. It is possible, therefore, that should such yields increase significantly from the time you purchased your Contract, coupled with the application of the Surrender Charges, the amount you would receive upon a full Surrender of your Contract could be less than your original Purchase Payment.

WE MAY OFFER, IN OUR DISCRETION, REDUCED FEES AND CHARGES FOR CERTAIN CONTRACTS THAT MAY RESULT IN DECREASED COSTS AND EXPENSES. REDUCTIONS IN THESE FEES AND CHARGES WILL NOT BE UNFAIRLY DISCRIMINATORY AGAINST ANY CONTRACT OWNER.

SURRENDERS

ARE THERE ANY RESTRICTIONS ON PARTIAL SURRENDERS?

If you request a partial Surrender before we begin to make Annuity Payouts, there are two restrictions:

- The amount you want to Surrender must be at least equal to $1,000, our current minimum for partial Surrenders, and

- The Contract must have a minimum Contract Value of $5,000 after the Surrender.

The above restrictions do not apply if you Surrender interest that has been credited to the Contract Value during the 12 months prior to Surrender.

We reserve the right to terminate your Contract and pay you the Contract Value minus any applicable charges or adjustments if your Contract Value is under the minimum after the Surrender.

HOW DO I REQUEST A SURRENDER?

Requests for Surrenders must be in writing. To request a full or partial Surrender, complete a Surrender Form or send us a letter, signed by you, stating:

10                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

- the dollar amount that you want to receive, either before or after we withhold taxes and deduct for any applicable charges,

- your tax withholding amount or percentage, if any, and

- your mailing address.

If there are joint Contract Owners, both must authorize all Surrenders.

We may defer payment of any partial or full Surrender for a period not exceeding six months from the date of our receipt of your notice of Surrender or the period permitted by state insurance law, if less. We may defer a Surrender payment more than 10 days and, if we do, we will pay interest of at least 3% per annum on the amount deferred.

WHAT SHOULD BE CONSIDERED ABOUT TAXES?

There are certain tax consequences associated with Surrenders:

PRIOR TO AGE 59 1/2 -- If you make a Surrender prior to age 59 1/2, there may be adverse tax consequences including a 10% federal income tax penalty on the taxable portion of the Surrender payment. Surrendering before age 59 1/2 may also affect the continuing tax-qualified status of some Contracts.

WE DO NOT MONITOR SURRENDER REQUESTS. TO DETERMINE WHETHER A SURRENDER IS PERMISSIBLE, WITH OR WITHOUT FEDERAL INCOME TAX PENALTY, PLEASE CONSULT YOUR PERSONAL TAX ADVISER.

MORE THAN ONE CONTRACT ISSUED IN THE SAME CALENDAR YEAR -- If you own more than one Contract issued by us or our affiliates in the same calendar year, then these Contracts may be treated as one Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. Please consult your tax adviser for additional information.

INTERNAL REVENUE CODE SECTION 403(b) ANNUITIES -- As of December 31, 1988, all
section 403(b) annuities have limits on full and partial Surrenders. Contributions to your Contract made after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed unless you are:
(a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship (cash value increases may not be distributed for hardships prior to age 59 1/2). Distributions prior to age
59 1/2 due to financial hardship; unemployment or retirement may still be subject to a penalty tax of 10%.

WE ENCOURAGE YOU TO CONSULT WITH YOUR TAX ADVISER BEFORE MAKING ANY SURRENDERS. PLEASE SEE THE "FEDERAL TAX CONSIDERATIONS" SECTION FOR MORE INFORMATION.

DEATH BENEFIT

WHAT IS THE DEATH BENEFIT AND HOW IS IT CALCULATED?

Before we begin to make Annuity Payouts, we will pay a Death Benefit upon the death of the Contract Owner, joint owner, or the Annuitant, if there is no surviving Contingent Annuitant. The Death Benefit is calculated when we receive a certified death certificate or other legal document acceptable to us. The Death Benefit we pay is equal to the Contract Value on the date we receive the certified death certificate or other legal document.

HOW IS THE DEATH BENEFIT PAID?

The Death Benefit may be taken in one lump sum or under any of the Annuity Payout Options then being offered by us. On the date we receive complete instructions from the Beneficiary, we will compute the Death Benefit amount to be paid out or applied to a selected Annuity Payout Option. When there is more than one Beneficiary, we will calculate the Death Benefit amount for each Beneficiary's portion of the proceeds and then pay it out or apply it to a selected Annuity Payout Option according to each Beneficiary's instructions acceptable to us.

If the Contract Owner dies before we begin to make Annuity Payouts, the Beneficiary may elect to leave proceeds from the Death Benefit with us for up to five years from the date of the Contract Owner's death under the Annuity Proceeds Settlement Option "Death Benefit Remaining with the Company". The proceeds will remain in the same Guarantee Period in effect at the time of death and receive the same interest rate credited to that Contract. If the Guarantee Period has more than five years remaining, then Hartford will, before the completion of the 5th Contract Year after the death of the Contract Owner, terminate the Contract and waiving all Surrender Charges, pay the Contract Value to the Beneficiary. A Market Value Adjustment will be applicable.

The Beneficiary of a non-qualified Contract or IRA may also elect the "Single Life Expectancy Only" option. This option allows the Beneficiary to take the Death Benefit in a series of payments spread over a period equal to the Beneficiary's remaining life expectancy. Distributions are calculated based on IRS life expectancy tables. This option is subject to different limitations and conditions depending on whether the Contract is non-qualified or an IRA.

REQUIRED DISTRIBUTIONS -- If the Contract Owner dies before the Annuity Commencement Date, the Death Benefit must be distributed within five years after death. The Beneficiary can choose any Annuity Payout Option that results in complete Annuity Payout within five years.

If the Contract Owner dies on or after the Annuity Commencement Date under an Annuity Payout Option with a Payout upon Death Benefit, any remaining value must be distributed at least as rapidly as under the Annuity Payout Option being used as of the Contract Owner's death.

If the Contract Owner is not an individual (e.g. a trust), then the original Annuitant will be treated as the Contract Owner in the situations described above and any change in the original Annuitant will be treated as the death of the Contract Owner.

WHAT SHOULD THE BENEFICIARY CONSIDER?

ALTERNATIVES TO THE REQUIRED DISTRIBUTIONS -- The selection of an Annuity Payout Option and the timing of the selection will have an impact on the tax treatment of the Death Benefit. To
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HARTFORD LIFE INSURANCE COMPANY                                               11
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receive favorable tax treatment, the Annuity Payout Option selected: (a) cannot extend beyond the Beneficiary's life or life expectancy, and (b) must begin within one year of the date of death.

If these conditions are NOT met, the Death Benefit will be treated as a lump sum payment for tax purposes. This sum will be taxable in the year in which it is considered received.

SPOUSAL CONTRACT CONTINUATION -- If the Contract Owner dies, the Contract Owner's spouse, if named as a Beneficiary, may elect to continue the Contract as the new Contract Owner. This spousal continuation is available only once for each Contract. The spouse may, in the alternative, elect to receive the Death Benefit in one lump sum payment or have the Death Benefit paid under one of the Annuity Payout Options.
WHO WILL RECEIVE THE DEATH BENEFIT?

The distribution of the Death Benefit is based on whether death is before, on or after the Annuity Commencement Date.

IF DEATH OCCURS BEFORE THE ANNUITY COMMENCEMENT DATE:

IF THE DECEASED IS THE . . .          AND . . .                   AND . . .                 THEN THE . . .
Contract Owner                There is a surviving joint  The Annuitant is living or  Joint Contract Owner
                              Contract Owner              deceased                    receives the Death
                                                                                      Benefit.
Contract Owner                There is no surviving       The Annuitant is living or  Designated Beneficiary
                              joint Contract Owner        deceased                    receives the Death
                                                                                      Benefit.
Contract Owner                There is no surviving       The Annuitant is living or  Contract Owner's estate
                              joint Contract Owner or     deceased                    receives the Death
                              surviving Beneficiary                                   Benefit.
Annuitant                     The Annuitant is also the   There is no named           Designated Beneficiary
                              Contract Owner              Contingent Annuitant        receives the Death
                                                                                      Benefit.
Annuitant                     The Contract Owner is a     There is no named           The Contract Owner
                              trust or other non-natural  Contingent Annuitant        receives the Death
                              person                                                  Benefit.
Annuitant                     The Contract Owner is       There is no named           The Contract Owner is
                              living                      Contingent Annuitant        presumed to be the
                                                                                      Contingent Annuitant and
                                                                                      the Contract continues.
                                                                                      The Contract Owner may
                                                                                      waive this presumption and
                                                                                      receive the Death Benefit.
Annuitant                     The Contract Owner is       The Contingent Annuitant    Contingent Annuitant
                              living                      is living                   becomes the Annuitant, and
                                                                                      the Contract continues.

IF DEATH OCCURS ON OR AFTER THE ANNUITY COMMENCEMENT DATE:

IF THE DECEASED IS THE . . .                 AND . . .                               THEN THE . . .
Contract Owner                The Annuitant is living                   Designated Beneficiary becomes the
                                                                        Contract Owner
Annuitant                     The Contract Owner is living              Contract Owner receives the Death
                                                                        Benefit.
Annuitant                     The Annuitant is also the Contract Owner  Designated Beneficiary receives the
                                                                        Death Benefit.

THESE ARE THE MOST COMMON DEATH BENEFIT SCENARIOS, HOWEVER, THERE ARE OTHERS. SOME OF THE ANNUITY PAYOUT OPTIONS MAY NOT RESULT IN THE PAYMENT OF A DEATH BENEFIT. IF YOU HAVE QUESTIONS ABOUT THESE AND ANY OTHER SCENARIOS, PLEASE CONTACT YOUR REGISTERED REPRESENTATIVE OR US.

ANNUITY PAYOUTS

This section describes what happens when we begin to make regular Annuity Payouts from your Contract. You, as the Contract Owner, should answer four questions:

1.  When do you want Annuity Payouts to begin?

2.  What Annuity Payout Option do you want to use?

3.  How often do you want the Payee to receive Annuity Payouts?

4.  How are Annuity Payouts calculated?
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12                                               HARTFORD LIFE INSURANCE COMPANY
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Please check with your financial adviser to select the Annuity Payout Option that best meets your income needs.

1. WHEN DO YOU WANT ANNUITY PAYOUTS TO BEGIN?

You select an Annuity Commencement Date when you purchase your Contract or at any time before we begin making Annuity Payouts. You may change the Annuity Commencement Date by notifying us before we begin to make Annuity Payouts.

The Annuity Commencement Date cannot be deferred beyond the end of the Guarantee Period immediately following the Annuitant's 90th birthday or the end of the Guarantee Period immediately following the end of the 10th Contract Year, whichever is later, unless you elect a later date to begin receiving payments, subject to the laws and regulations then in effect and our approval. Unless you elect an Annuity Payout Option before the Annuity Commencement Date, we will begin to make Annuity Payouts under the Life Annuity with a 10-Year Period Certain Annuity Payout Option.

If the Annuity Commencement Date does not coincide with the end of a Guarantee Period, a Market Value Adjustment will apply. In that case, Hartford will determine the amount available for Annuity Payouts by taking your Contract Value, deducting any applicable Premium Taxes and then multiplying that amount by the Market Value Adjustment. No Market Value Adjustment will apply if the Annuity Commencement Date coincides with the end of your Guarantee Period.

If you rollover into a Subsequent Guarantee Period or transfer to a Guarantee Period of a different duration, you cannot rollover or transfer into a Guarantee Period with a duration that will take you past your Annuity Commencement Date. That means that if you elected to begin Annuity Payouts on your Annuitant's 90th birthday and your Annuitant is 87 years old, you would not be able to rollover or transfer into a new Guarantee Period with a duration longer than three years unless you extended your Annuity Commencement Date.

All Annuity Payouts, regardless of frequency, will occur on the same day of the month as the Annuity Commencement Date.

Once you pass the Annuitant's 90th birthday or the end of your 10th Contract Year, some Guarantee Period durations, may not be available.

In New York, you must give Hartford 30 days advance written notice of your intent to change your Annuity Commencement Date, and cannot defer that date past the Annuitant's 90th birthday.

2. WHICH ANNUITY PAYOUT OPTION DO YOU WANT TO USE?

Your Contract contains the Annuity Payout Options described below. We may at times offer other Annuity Payout Options. Once Annuity Payouts begin, you cannot change the Annuity Payout Option.

LIFE ANNUITY -- We make Annuity Payouts as long as the Annuitant is living. When the Annuitant dies, we stop making Annuity Payouts. A Payee would receive only one Annuity Payout if the Annuitant dies after the first Payout, two Annuity Payouts if the Annuitant dies after the second Payout, and so forth.

LIFE ANNUITY WITH A CASH REFUND -- We make Annuity Payouts as long as the Annuitant is living. When the Annuitant dies, we stop making Annuity Payouts. At the death of the Annuitant, if the Contract Value on the Annuity Commencement Date minus any Premium Tax is greater than the sum of all Annuity Payouts already made, any difference will be paid to the Beneficiary.

LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN -- We make Annuity Payouts during the lifetime of the Annuitant but Annuity Payouts are at least guaranteed for a period of time you select between 5 years and 100 years minus the age of the Annuitant. If, at the death of the Annuitant, Annuity Payouts have been made for less than the minimum elected number of years, then the Beneficiary may elect to (a) continue Annuity Payouts for the remainder of the minimum elected number of years or (b) receive the commuted value in one sum.

JOINT AND LAST SURVIVOR LIFE ANNUITY -- We will make Annuity Payouts as long as either the Annuitant or Joint Annuitant are living. When one Annuitant dies, we continue to make Annuity Payouts to the other Annuitant until that second Annuitant dies. When choosing this option, you must decide what will happen to the Annuity Payouts after the first Annuitant dies. You must select Annuity Payouts that:

- Remain the same at 100%, or

- Decrease to 66.67%, or

- Decrease to 50%.

The percentages represent actual dollar amounts. The percentage will also impact the Annuity Payout amount we pay while both Annuitants are living. If you pick a lower percentage, your original Annuity Payouts will be higher while both Annuitants are alive.

JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN -- We will make Annuity Payouts as long as either the Annuitant or Joint Annuitant are living, but Annuity Payouts are at least guaranteed for a period of time you select between 5 years and 100 years minus the age of the Annuitant. If, at the death of the last Annuitant, Annuity Payouts have been made for less than the minimum elected number of years, then the Beneficiary may elect to (a) continue Annuity Payouts for the remainder of the minimum elected number of years or (b) receive the commuted value in one sum. When one Annuitant dies, we continue to make Annuity Payouts to the other Annuitant until that second Annuitant dies. When choosing this option, you must decide what will happen to the Annuity Payouts after the first Annuitant dies and the Period Certain has ended. You must select Annuity Payouts that:

- Remain the same at 100%, or

- Decrease to 66.67%, or

- Decrease to 50%.

HARTFORD LIFE INSURANCE COMPANY                                               13
--------------------------------------------------------------------------------

The percentages represent actual dollar amounts. The percentage will also impact the Annuity Payout amount we pay while both Annuitants are living. If you pick a lower percentage, your original Annuity Payouts will be higher while both Annuitants are alive.

PAYMENTS FOR A PERIOD CERTAIN -- We will make Annuity Payouts for the number of years that you select. During the first Contract Year, you can select any period of time between 10 years and 100 years minus the Annuitant's age. After the first Contract Year, you can select any period of time between 5 and 100 years minus the Annuitant's age. If, at the death of the Annuitant, Annuity Payouts have been made for less than the period certain, then the Beneficiary may elect to (a) continue Annuity Payouts for the remainder of the minimum elected number of years or (b) receive the commuted value in one sum.

IMPORTANT INFORMATION:

- YOU CANNOT SURRENDER YOUR CONTRACT ONCE ANNUITY PAYOUTS BEGIN.

- For Qualified Contracts, if you elect an Annuity Payout Option with a Period Certain, the guaranteed number of years must be less than the life expectancy of the Annuitant at the time the Annuity Payouts begin. We compute life expectancy using the IRS mortality tables.

- AUTOMATIC ANNUITY PAYMENTS -- If you do not elect an Annuity Payout Option, Annuity Payouts will automatically begin on the Annuity Commencement Date under the Life Annuity with Payments for a Period Certain Annuity Payout Option with a ten-year period certain.

3. HOW OFTEN DO YOU WANT THE PAYEE TO RECEIVE ANNUITY PAYOUTS?

In addition to selecting an Annuity Commencement Date and an Annuity Payout Option, you must also decide how often you want the Payee to receive Annuity Payouts. You may choose to receive Annuity Payouts:

- monthly,

- quarterly,
- semi-annually, or

- annually.

Once you select a frequency, it cannot be changed after the Annuity Commencement Date. If you do not make a selection, the Payee will receive monthly Annuity Payouts. The first payment must be at least equal to the minimum payment amount according to our rules then in effect. If at any time, payments become less than the minimum payment amount, we have the right to change the payment frequency to meet the minimum payment requirements. If any payment amount is less than the minimum annual payment amount, we may make an alternative arrangement with you.

4. HOW ARE ANNUITY PAYOUTS CALCULATED?

The Tables in the Contract provide for guaranteed dollar amounts of monthly payments for each $1,000 applied under the Annuity Payout Options. Under the Life Annuity, Life Annuity with Cash Refund and Life Annuity with Payments for a Period Certain, the amount of each Annuity Payout will depend upon the age and gender of the Annuitant at the time the first Annuity Payout is due. Under the Joint and Last Survivor Life Annuity and Joint and Last Survivor Life Annuity with Payments for a Period Certain, the amount of the first Annuity Payout will depend upon the gender of both Annuitants and their ages at the time the Annuity Payout is due.

Gender will not be used to determine the amount of the Annuity Payouts if the Contract is issued to qualify under certain sections of the Code. If gender is used to determine the amount of Annuity Payouts, the Annuity tables in the Contract will provide rates of payment for male Annuitants and female Annuitants.

The fixed payment Annuity tables for the Annuity Payout Options, except for Payments for a Period Certain Annuity Payout Option are based on the 1983a Individual Annuity Mortality Table projected to the year 2000 using Projection Scale G and an interest rate of 2.5%. The table for the Payments for a Period Certain Annuity Payout Option is based on an interest rate of 2.5% per annum.

The Annuity tables for the Annuity Payout Options, except for Payments for a Period Certain Annuity Payout Option are age dependent. For Annuity payments beginning after 2000, the amount of the first payment will be based on an age a specified number of years younger than the Annuitant's then attained age. The age setback is as follows:

DATE OF FIRST PAYMENT    AGE SETBACK
------------------------------------
 Prior to 2005             1 year
------------------------------------
 2005 - 2014               2 years
------------------------------------
 2015 - 2019               3 years
------------------------------------
 2020 - 2029               4 years
------------------------------------
 2030 - 2039               5 years
------------------------------------
 2040 or later             6 years
------------------------------------

MISCELLANEOUS PROVISIONS

INVESTMENTS BY HARTFORD

Assets of Hartford must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

Contract reserves will be accounted for in a non-unitized separate account. Contract Owners have no priority claims on assets accounted for in this separate account. All assets of Hartford,

14                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
including those accounted for in this separate account, are available to meet the guarantees under the Contracts and are available to meet the general obligations of Hartford.

Nonetheless, in establishing Guarantee Rates and Current Rates, Hartford intends to take into account the yields available on the instruments in which it intends to invest the proceeds from the Contracts. (See "Guarantee Rates"). Hartford's investment strategy with respect to the proceeds attributable to the Contracts will generally be to invest in investment-grade debt instruments having durations tending to match the applicable Guarantee Periods.

Investment-grade debt instruments in which Hartford intends to invest the proceeds from the Contracts include:

Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

Debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

Other debt instruments, including, but not limited to, issues of or guaranteed by banks or bank holding companies and corporations, which obligations, although not rated by Moody's Investors Services, Inc. or Standard & Poor's Corporation are deemed by Hartford's management to have an investment quality comparable to securities which may be purchased as stated above.

While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Contracts, we are not obligated to invest the proceeds attributable to the Contract according to any particular strategy, except as may be required by Connecticut and other state insurance laws.

AMENDMENT OF CONTRACTS

We may modify the Contract, but no modification will affect the amount or term of any Contract unless a modification is required to conform the Contract to applicable Federal or State law. No modification will affect the method by which Contract Values are determined. We will notify you in writing of any modifications.

ASSIGNMENT OF CONTRACTS

Ownership of this Contract is generally assignable. However, if the Contract is issued to a tax qualified retirement plan, it is possible that the ownership of the Contract may not be transferred or assigned. An assignment of a Non-Qualified Contract may subject the Contract Values or Surrender Value to income taxes and certain penalty taxes.

DISTRIBUTION OF CONTRACTS

Hartford Securities Distribution Company, Inc. ("HSD") serves as principal underwriter for the Contracts. HSD is a wholly owned subsidiary of Hartford. The principal business address of HSD is the same as Hartford. HSD is registered with the Commission under the 1934 Act as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Contracts are sold by certain independent broker-dealers registered under the 1934 Act to persons who have established an account with the broker-dealer. In addition, the Contracts may be offered to members of certain other eligible groups or certain individuals. Hartford will pay a maximum commission of 5% for the sale of a Contract. From time to time, customers of certain broker-dealers may be offered special initial Guarantee Rates and negotiated commissions.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or Surrender insurance products.

FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

What are some of the federal tax consequences which affect these Contracts?

A.  GENERAL

Since federal tax law is complex, the tax consequences of purchasing this contract will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this contract is right for you.

Our general discussion of the tax treatment of this contract is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this contract cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this contract. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

B.  TAXATION OF HARTFORD

Hartford is taxed as a life insurance company under Subchapter L of Chapter 1 of the Internal Revenue Code of 1986, as amended (the "Code"). The assets underlying the Contracts will be owned by Hartford. The income earned on such assets will be Hartford's income.

HARTFORD LIFE INSURANCE COMPANY                                               15
--------------------------------------------------------------------------------

C. TAXATION OF ANNUITIES -- GENERAL PROVISIONS AFFECTING PURCHASERS OTHER THAN QUALIFIED RETIREMENT PLANS

Section 72 of the Code governs the taxation of annuities in general.

 1. NON-NATURAL PERSONS, CORPORATIONS, ETC.

Code Section 72 contains provisions for contract owners which are not natural persons. Non-natural persons include corporations, trusts, limited liability companies, partnerships and other types of legal entities. The tax rules for contracts owned by non-natural persons are different from the rules for contracts owned by individuals. For example, the annual net increase in the value of the contract is currently includable in the gross income of a non-natural person, unless the non-natural person holds the contract as an agent for a natural person. There are additional exceptions from current inclusion for:

- certain annuities held by structured settlement companies,

- certain annuities held by an employer with respect to a terminated qualified retirement plan and

- certain immediate annuities.

A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.

If the contract owner is a non-natural person, the primary annuitant is treated as the contract owner in applying mandatory distribution rules. These rules require that certain distributions be made upon the death of the contract owner. A change in the primary annuitant is also treated as the death of the contract owner.

 2. OTHER CONTRACT OWNERS (NATURAL PERSONS).

A Contract Owner is not taxed on increases in the value of the Contract until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or partial value of a Contract) or as Annuity payments under the settlement option elected.

The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

    a. DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE.

  i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

 ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract." It is unclear what value should be used in determining the "income on the contract." We believe that the current Contract value (determined without regard to surrender charges) is an appropriate measure. However, the IRS could take the position that the value should be the current Contract value (determined without regard to surrender charges) increased by some measure of the value of certain future benefits.

 iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

 iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

 v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.

    b. DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE.

Annuity payments made periodically after the Annuity Commencement Date are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the "investment in the contract" to the total amount of the payments to be made after the Annuity Commencement Date (the "exclusion ratio").

  i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.

 ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.
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 iii. Generally, nonperiodic amounts received or deemed received after the
      Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).

    c. AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS.

Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Contract Owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Contract for this purpose. We believe that for any annuity subject to such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Contracts is withdrawn. As of the date of this prospectus, there are no regulations interpreting this provision.

    d. 10% PENALTY TAX -- APPLICABLE TO CERTAIN WITHDRAWALS AND ANNUITY
       PAYMENTS.

  i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

 ii. The 10% penalty tax will not apply to the following distributions:

    1. Distributions made on or after the date the recipient has attained the age of 59 1/2.

    2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

    3.  Distributions attributable to a recipient's becoming disabled.

    4. A distribution that is part of a scheduled series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's designated Beneficiary). In determining whether a payment stream designed to satisfy this exception qualifies, it is possible that the IRS could take the position that the entire interest in the Contract should include not only the current Contract value, but also some measure of the value of certain future benefits.

    5. Distributions made under certain annuities issued in connection with structured settlement agreements.

    6. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

    e. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982.

If the Contract was obtained by a tax-free exchange of a life insurance or annuity Contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come
(1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract,
(2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and
(4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income. In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph e.

    f. REQUIRED DISTRIBUTIONS.

  i. Death of Contract Owner or Primary Annuitant
    Subject to the alternative election or spouse beneficiary provisions in ii or iii below:

     1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

     2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within 5 years after such death; and

     3. If the Contract Owner is not an individual, then for purposes of 1. or
        2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life
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        of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

 ii. Alternative Election to Satisfy Distribution Requirements
    If any portion of the interest of a Contract Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. Distributions must begin within a year of the Contract Owner's death.

 iii. Spouse Beneficiary
    If any portion of the interest of a Contract Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Contract Owner of such portion for purposes of section i. above. This spousal contract continuation shall apply only once for this contract.

    g. ADDITION OF RIDERS.

The addition of a rider to the Contract could cause it to be considered newly issued or entered into, for tax purposes, and thus could result in the loss of certain grandfathering with respect to the Contract. Please contact your tax adviser for more information.

D.  FEDERAL INCOME TAX WITHHOLDING

Any portion of a distribution that is current taxable income to the Contract Owner will generally be subject to federal income tax withholding and reporting under the Code. Generally, however, a Contract Owner may elect not to have income taxes withheld or to have income taxes withheld at a different rate by filing a completed election form with us. Election forms will be provided at the time distributions are requested.

E.  GENERAL PROVISIONS AFFECTING QUALIFIED RETIREMENT PLANS

The Contract may be used for a number of qualified retirement plans. If the Contract is being purchased with respect to some form of qualified retirement plan, please see "Information Regarding Tax-Qualified Retirement Plans" below for information relative to the types of plans for which it may be used and the general explanation of the tax features of such plans.

F.  ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable annuity distributions at a 30% rate, unless a lower treaty rate applies and any required tax forms are submitted to us. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

G.  GENERATION SKIPPING TRANSFER TAX

Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

H.  ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001

The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repealed the Federal estate tax and replaced it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repealed the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the unified credit exemption amount. For 2003, the maximum estate tax rate is 49% and the unified credit exemption amount is $1,000,000.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS

This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by a tax-qualified retirement plan. State income tax rules applicable to tax-qualified retirement plans often differ from federal income tax rules, and this summary does not describe any of these differences. Because of the complexity of the tax rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

The Contracts may offer death benefits that may exceed the greater of the amounts paid for the Contract or the Contract's cash value. Owners who intend to use the Contract in connection with tax-qualified retirement plans should consider the income tax effects that such a death benefit may have on the plan.

The federal tax rules applicable to owners of Contracts under tax-qualified retirement plans vary according to the type of plan as well as the terms and conditions of the plan itself. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person may be controlled by the terms and conditions of the tax-qualified retirement plan itself, regardless of the terms and conditions of a Contract. We are not bound
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by the terms and conditions of such plans to the extent such terms conflict with a Contract, unless we specifically consent to be bound.

Some tax-qualified retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Tax penalties may apply to transactions with respect to tax-qualified retirement plans if applicable federal income tax rules and restrictions are not carefully observed.

We do not currently offer the Contracts in connection with all of the types of tax-qualified retirement plans discussed below and may not offer the Contracts for all types of tax-qualified retirement plans in the future.

1. TAX-QUALIFIED PENSION OR PROFIT-SHARING PLANS -- Eligible employers can establish certain tax-qualified pension and profit-sharing plans under section 401 of the Code. Rules under section 401(k) of the Code govern certain "cash or deferred arrangements" under such plans. Rules under section 408(k) govern "simplified employee pensions." Tax-qualified pension and profit-sharing plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate, the time when distributions must commence, and the form in which distributions must be paid. Employers intending to use the Contracts in connection with tax-qualified pension or profit-sharing plans should seek competent tax and other legal advice. If the death benefit under the Contract can exceed the greater of the amount paid for the Contract and the Contract's cash value, it is possible that the IRS would characterize such death benefit as an "incidental death benefit." There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to the participants.

2. TAX SHELTERED ANNUITIES UNDER SECTION 403(B) -- Public schools and certain types of charitable, educational and scientific organizations, as specified in section 501(c)(3) of the Code, can purchase tax-sheltered annuity contracts for their employees. Tax-deferred contributions can be made to tax-sheltered annuity contracts under section 403(b) of the Code, subject to certain limitations. In general, total contributions may not exceed the lesser of (1) 100% of the participant's compensation, and (2) $40,000 (adjusted for increases in cost-of-living). The maximum elective deferral amount is equal to $12,000 for 2003, $13,000 for 2004, $14,000 for 2005, and $15,000 for 2006 and thereafter, indexed. The limitation on elective deferrals may be increased to allow certain "catch-up" contributions for individuals who have attained age 50.

Tax-sheltered annuity programs under section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT, unless such distribution is made:

- after the participating employee attains age 59 1/2;

- upon severance from employment;

- upon death or disability; or

- in the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed).

Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a section 403(b) contract as of December 31, 1988.

If the death benefit under the Contract can exceed the greater of the amount paid for the Contract and the Contract's cash value, it is possible that the IRS would characterize such death benefit as an "incidental death benefit." If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a section
403(b) arrangement.

3. DEFERRED COMPENSATION PLANS UNDER SECTION 457 -- Certain governmental employers or tax-exempt employers other than a governmental unit can establish a Deferred Compensation Plan under section 457 of the Code. For these purposes, a "governmental employer" is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision of a State. Employees and independent contractors performing services for a governmental or tax-exempt employer can elect to have contributions made to a Deferred Compensation Plan of their employer in accordance with the employer's plan and section 457 of the Code.

Deferred Compensation Plans that meet the requirements of section 457(b) of the Code are called "eligible" Deferred Compensation Plans. Section 457(b) limits the amount of contributions that can be made to an eligible Deferred Compensation Plan on behalf of a participant. Generally, the limitation on contributions is the lesser of (1) 100% of a participant's includible compensation or (2) the applicable dollar amount, equal to $12,000 for 2003, $13,000 for 2004, $14,000 for 2005, and $15,000 for 2006 and thereafter, indexed. The plan may provide for additional "catch-up" contributions during the three taxable years ending before the year in which the participant attains normal retirement age. In addition, the contribution limitation may be increased to allow certain "catch-up" contributions for individuals who have attained age 50.

All of the assets and income of an eligible Deferred Compensation Plan for a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, certain custodial accounts and annuity contracts are treated as trusts. The requirement of a trust does not apply to amounts under an eligible Deferred Compensation Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a governmental employer if the Deferred Compensation Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust,
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amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from an eligible Deferred Compensation Plan to a participant or beneficiary are prohibited under section 457 of the Code unless made after the participating employee:

- attains age 70 1/2

- has a severance from employment as defined in the Code (including death of the participating employee), or

- suffers an unforeseeable financial emergency as defined in the Code.

4. INDIVIDUAL RETIREMENT ANNUITIES ("IRAS") UNDER SECTION 408

TRADITIONAL IRAs -- Eligible individuals can establish individual retirement programs under section 408 of the Code through the purchase of an IRA.
Section 408 imposes limits with respect to IRAs, including limits on the amount that may be contributed to an IRA, the amount of such contributions that may be deducted from taxable income, the persons who may be eligible to contribute to an IRA, and the time when distributions commence from an IRA. See Section 6 below for a discussion of rollovers involving IRAs.

SIMPLE IRAs -- Eligible employees may establish SIMPLE IRAs in connection with a SIMPLE IRA plan of an employer under section 408(p) of the Code. Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a Traditional IRA only after two years have expired since the employee first commenced participation in the employer's SIMPLE IRA plan. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a Traditional IRA. Hartford is a non-designated financial institution for purposes of the SIMPLE IRA rules.

ROTH IRAs -- Eligible individuals may establish Roth IRAs under section 408A of the Code. Contributions to a Roth IRA are not deductible. Subject to special limitations, a Traditional IRA, SIMPLE IRA or Simplified Employee Pension under
Section 408(k) of the Code may be converted into a Roth IRA or a distribution from such an arrangement may be rolled over to a Roth IRA. However, a conversion or a rollover to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free.

5. FEDERAL TAX PENALTIES AND WITHHOLDING -- Distributions from tax-qualified retirement plans are generally taxed as ordinary income under section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution that bears the same ratio as the after-tax contributions bear to the expected return.

(a) PENALTY TAX ON EARLY DISTRIBUTIONS Section 72(t) of the Code imposes an additional penalty tax equal to 10% of the taxable portion of a distribution from certain tax-qualified retirement plans. However, the 10% penalty tax does not apply to a distribution that is:

- Made on or after the date on which the employee reaches age 59 1/2;

- Made to a beneficiary (or to the estate of the employee) on or after the death of the employee;

- Attributable to the employee's becoming disabled (as defined in the Code);

- Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and his or her designated beneficiary. In determining whether a payment stream designed to satisfy this exception qualifies, it is possible that the IRS could take the position that the entire interest in the Contract should include not only the current Contract value, but also some measure of the value of certain future benefits;

- Except in the case of an IRA, made to an employee after separation from service after reaching age 55; or

- Not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year.

IN ADDITION, THE 10% PENALTY TAX DOES NOT APPLY TO A DISTRIBUTION FROM AN IRA THAT IS:

- Made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions are met;

- Not in excess of the amount of certain qualifying higher education expenses, as defined by section 72(t)(7) of the Code; or

- A qualified first-time homebuyer distribution meeting the requirements specified at section 72(t)(8) of the Code.

If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax is increased to 25% with respect to non-exempt early distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.

(b) MINIMUM DISTRIBUTION PENALTY TAX If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% penalty tax on the amount that was not properly distributed.

An individual's interest in a tax-qualified retirement plan generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the later of:

- the calendar year in which the individual attains age 70 1/2; or

- the calendar year in which the individual retires from service with the employer sponsoring the plan.

The Required Beginning Date for an individual who is a five (5) percent owner (as defined in the Code), or who is the
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owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age 70 1/2.

The entire interest of the Participant must be distributed beginning no later than the Required Beginning Date over:

- the life of the Participant or the lives of the Participant and the Participant's designated beneficiary (as defined in the Code), or

- over a period not extending beyond the life expectancy of the Participant or the joint life expectancy of the Participant and the Participant's designated beneficiary.

Each annual distribution must equal or exceed a "minimum distribution amount" which is determined generally by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution. Required minimum distributions also can be made in the form of annuity payments. The death benefit under the contract may affect the amount of the minimum required distribution that must be taken.

If an individual dies before reaching his or her Required Beginning Date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

If an individual dies after reaching his or her Required Beginning Date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

The minimum distribution requirements apply to Roth IRAs after the Contract owner dies, but not while the Contract owner is alive. In addition, if the owner of a Traditional or Roth IRA dies and the Contract owner's spouse is the sole designated beneficiary, the surviving spouse may elect to treat the Traditional or Roth IRA as his or her own.

In 2002, the Internal Revenue Service issued final and temporary regulations in the Federal Register relating to minimum required distributions. Please consult with your tax or legal adviser with any questions regarding the new regulations.

(c) WITHHOLDING We are generally required to withhold federal income tax from the taxable portion of each distribution made under a Contract. The federal income tax withholding requirements, including the rate at which withholding applies, depend on whether a distribution is or is not an eligible rollover distribution.

Federal income tax withholding from the taxable portion of distributions that are not eligible rollover distributions is required unless the payee is eligible to, and does in fact, elect not to have income tax withheld by filing an election with us. Where the payee does not elect out of withholding, the rate of income tax to be withheld depends on whether the distribution is nonperiodic or periodic. Regardless of whether an election is made not to have federal income taxes withheld, the recipient is still liable for payment of federal income tax on the taxable portion of the distribution.

For periodic payments, federal income tax will be withheld from the taxable portion of the distribution by treating the payment as wages under IRS wage withholding tables, using the marital status and number of withholding allowances elected by the payee on an IRS Form W-4P, or acceptable substitute, filed us. Where the payee has not filed a Form W-4P, or acceptable substitute, with us, the payee will be treated as married claiming three withholding allowances. Special rules apply where the payee has not provided us with a proper taxpayer identification number or where the payments are sent outside the United States or U.S. possessions.

For nonperiodic distributions, where a payee has not elected out of withholding, income tax will be withheld at a rate of 10 percent from the taxable portion of the distribution.

Federal income tax withholding is required at a rate of 20 percent from the taxable portion of any distribution that is an eligible rollover distribution to the extent it is not directly rolled over to an eligible recipient plan. Payees cannot elect out of income tax withholding with respect to such distributions.

Also, special withholding rules apply with respect to distributions from non-governmental section 457(b) plans, and to distributions made to individuals who are neither citizens or resident aliens of the United States.

6. ROLLOVER DISTRIBUTIONS -- Under present federal tax law, "eligible rollover distributions" from qualified retirement plans under section 401(a) of the Code, qualified annuities under section 403(a) of the Code, section 403(b) arrangements, and governmental 457(b) plans generally can be rolled over tax-free within 60 days to any of such plans or arrangements that accept such rollovers. Similarly, distributions from an IRA generally are permitted to be rolled over tax-free within 60 days to a qualified plan, qualified annuity, section 403(b) arrangement, or governmental 457(b) plan.
After tax contributions may be rolled over from a qualified plan, qualified annuity or governmental 457 plan into another qualified plan or an IRA. In the case of such a rollover of after tax contributions, the rollover is permitted to be accomplished only through a direct rollover. In addition, a qualified plan is not permitted to accept rollovers of after tax contributions unless the plan provides separate accounting for such contributions (and earnings thereon). Similar rules apply for purposes of rolling over after tax contributions from a section 403(b) arrangement. After tax contributions (including nondeductible contributions to an IRA) are not permitted to be rolled over from an IRA into a qualified plan, qualified annuity, section 403(b) arrangement, or governmental 457(b) plan.
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22                                               HARTFORD LIFE INSURANCE COMPANY
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For this purpose, an eligible rollover distribution is generally a distribution to an employee of all or any portion of the balance to the credit of the employee in a qualified trust under section 401(a) of the Code, qualified annuity under section 403(a) of the Code, a 403(b) arrangement or a governmental 457(b) plan. However, an eligible rollover distribution does not include: any distribution which is one of a series of substantially equal periodic payments (not less frequently than annually) made (1) for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and the employee's designated beneficiary, or (2) for a specified period of 10 years or more; any distribution to the extent it is a required minimum distribution amount (discussed above); or any distribution which is made upon hardship of the employee.

Separate accounting is required on amounts rolled from plans described under Code sections 401, 403(b) or 408(IRA), when those amounts are rolled into plans described under section 457(b) sponsored by governmental employers. These amounts, when distributed from the governmental 457(b) plan, will be subject to the 10% early withdrawal tax applicable to distributions from plans described under sections 401, 403(b) or 408(IRA), respectively.

THE COMPANY
--------------------------------------------------------------------------------

BUSINESS OF HARTFORD LIFE INSURANCE COMPANY

(Dollar amounts in millions, unless otherwise stated)

Hartford Life Insurance Company and its subsidiaries ("Hartford Life Insurance Company" or the "Company"), is a direct subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly owned subsidiary of Hartford Life, Inc. ("Hartford Life"). Hartford Life is an indirect subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). The Company, together with HLA, provides (i) investment products, including variable annuities, fixed market value adjusted ("MVA") annuities, mutual funds and retirement plan services for the savings and retirement needs of over 1.5 million customers, (ii) life insurance for wealth protection, accumulation and transfer needs for approximately 740,000 customers, (iii) group benefits products such as group life and group disability insurance for the benefit of millions of individuals and (iv) corporate owned life insurance, which includes life insurance policies purchased by a company on the lives of its employees. The Company is one of the largest sellers of individual variable annuities, variable life insurance and group disability insurance in the United States. The Company's strong position in each of its core businesses provides an opportunity to increase the sale of the Company's products and services as individuals increasingly save and plan for retirement, protect themselves and their families against disability or death and engage in estate planning. In an effort to advance the Company's strategy of growing its life and asset accumulation businesses, The Hartford acquired the individual life insurance, annuity and mutual fund businesses of Fortis on April 2, 2001. (For additional information, see the Capital Resources and Liquidity section of the MD&A and Note 15 of Notes to Consolidated Financial Statements).

In the past year, the Company's total assets, decreased 2% to $142.1 billion at December 31, 2002 from $145.4 billion at December 31, 2001. The Company generated revenues of $3.4 billion, $3.7 billion and $3.4 billion in 2002, 2001 and 2000, respectively. Additionally, Hartford Life Insurance Company generated net income of $426, $646 and $487 in 2002, 2001 and 2000, respectively.

CUSTOMER SERVICE, TECHNOLOGY AND ECONOMIES OF SCALE

The Company maintains advantageous economies of scale and operating efficiencies due to its growth, attention to expense and claims management and commitment to customer service and technology. These advantages allow the Company to competitively price its products for its distribution network and policyholders. The Company continues to achieve operating efficiencies in its Investment Products segment. Operating expenses associated with the Company's individual annuity products as a percentage of total individual annuity account values have been reduced since 1992, declining from 43 basis points to 25 basis points in 2002. In addition, the Company utilizes computer technology to enhance communications within the Company and throughout its distribution network in order to improve the Company's efficiency in marketing, selling and servicing its products and, as a result, provides high-quality customer service. In recognition of excellence in customer service for variable annuities, Hartford Life Insurance Company was awarded the 2002 Annuity Service Award by DALBAR Inc., a recognized independent financial services research organization, for the seventh consecutive year. Hartford Life Insurance Company is the only company to receive this prestigious award in every year of the award's existence. Additionally, the Company's Individual Life Division won its second consecutive DALBAR award for service of life insurance customers and its first DALBAR Intermediary Service Award in 2002.

RISK MANAGEMENT

The Company's product designs, prudent underwriting standards and risk management techniques are structured to protect it against disintermediation risk and greater than expected mortality and morbidity experience. As of December 31, 2002, the Company had limited exposure to disintermediation risk on approximately 96% of its domestic life insurance and annuity liabilities through the use of non-guaranteed separate accounts, MVA features, policy loans, surrender charges and non-surrenderability provisions. The Company effectively utilizes prudent underwriting to select and price insurance risks and regularly monitors mortality and morbidity assumptions to determine if experience remains consistent with these assumptions and to

HARTFORD LIFE INSURANCE COMPANY                                               23
--------------------------------------------------------------------------------
ensure that its product pricing remains appropriate. The Company also enforces disciplined claims management to protect itself against greater than expected morbidity experience.

REPORTING SEGMENTS

Hartford Life Insurance Company is organized into three reportable operating segments: Investment Products, Individual Life and Corporate Owned Life Insurance ("COLI"). The Company includes in "Other" corporate items not directly allocable to any of its reportable operating segments as well as certain group benefits, including group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA, realized capital gains and losses and intersegment eliminations. The following is a description of each segment, including a discussion of principal products, methods of distribution and competitive environments. Additional information on Hartford Life Insurance Company's segments may be found in the MD&A and Note 14 of Notes to Consolidated Financial Statements.

INVESTMENT PRODUCTS

The Investment Products segment focuses, through the sale of individual variable and fixed annuities, retirement plan services and other investment products, on the savings and retirement needs of the growing number of individuals who are preparing for retirement or who have already retired. Investment Products generated revenues of $2.2 billion in 2002 and $2.1 billion in 2001 and 2000, of which individual annuities accounted for $1.4 billion in 2002, 2001 and 2000. Net income in the Investment Products segment was $343, $375 and $354 in 2002, 2001 and 2000, respectively.

The Company sells both variable and fixed individual annuity products through a wide distribution network of national and regional broker-dealer organizations, banks and other financial institutions and independent financial advisors. The Company is a market leader in the annuity industry with sales of $11.6 billion, $10.0 billion and $10.7 billion in 2002, 2001 and 2000, respectively. The Company was the largest seller of individual retail variable annuities in the United States with sales of $10.3 billion in 2002 and $9.0 billion in 2001 and 2000. In addition, the Company continues to be the largest seller of individual retail variable annuities through banks in the United States.

The Company's total account value related to individual annuity products was $74.9 billion as of December 31, 2002. Of this total account value, $64.3 billion, or 86%, related to individual variable annuity products and $10.6 billion, or 14%, related primarily to fixed MVA annuity products. In 2001, the Company's total account value related to individual annuity products was $84.2 billion. Of this total account value, $74.6 billion, or 89%, related to individual variable annuity products and $9.6 billion, or 11%, related primarily to fixed MVA annuity products.

In addition to its leading position in individual annuities, Hartford Life Insurance Company continues to emerge as a significant participant in the mutual fund business and is among the top providers of retirement products and services, including asset management and plan administration sold to small and medium size corporations pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (referred to as "401(k)") and to municipalities pursuant to
Section 457 and 403(b) of the Internal Revenue Code of 1986, as amended (referred to as "Section 457" and "403(b)", respectively). The Company also provides structured settlement contracts, terminal funding products and other investment products such as guaranteed investment contracts ("GICs").

As previously mentioned, The Hartford acquired the individual annuity and mutual fund businesses of Fortis, Inc. in 2001. This acquisition helped solidify the Company's strong position in variable annuities and strengthened the Company's 401(k) sales.

PRINCIPAL PRODUCTS

INDIVIDUAL VARIABLE ANNUITIES -- Hartford Life Insurance Company earns fees, based on policyholders' account values, for managing variable annuity assets and maintaining policyholder accounts. The Company uses specified portions of the periodic deposits paid by a customer to purchase units in one or more mutual funds as directed by the customer, who then assumes the investment performance risks and rewards. As a result, variable annuities permit policyholders to choose aggressive or conservative investment strategies, as they deem appropriate, without affecting the composition and quality of assets in the Company's general account. These products offer the policyholder a variety of equity and fixed income options, as well as the ability to earn a guaranteed rate of interest in the general account of the Company. The Company offers an enhanced guaranteed rate of interest for a specified period of time (no longer than twelve months) if the policyholder elects to dollar-cost average funds from the Company's general account into one or more non-guaranteed separate accounts. Due to this enhanced rate and the volatility experienced in the overall equity markets, this option continues to be popular with policyholders. Additionally, the Investment Products segment sells variable annuity contracts that offer various guaranteed death benefits. For certain guaranteed death benefits, the Company pays the greater of (1) the account value at death; (2) the sum of all premium payments less prior withdrawals; or (3) the maximum anniversary value of the contract, plus any premium payments since the contract anniversary, minus any withdrawals following the contract anniversary.

Policyholders may make deposits of varying amounts at regular or irregular intervals and the value of these assets fluctuates in accordance with the investment performance of the funds selected by the policyholder. To encourage persistency, many of the Company's individual variable annuities are subject to withdrawal restrictions and surrender charges. Surrender charges range up to 8% of the contract's initial deposit less withdrawals, and reduce to zero on a sliding scale, usually within seven policy years. Volatility experienced by the equity markets over the past few years did not cause a significant increase in variable annuity surrenders, demonstrating that policyholders are generally aware of the long-term nature of these products. Individual variable annuity account values of $64.3 billion as of December 31, 2002, have grown significantly from $13.1 billion as of

24                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
December 31, 1994, due to strong net cash flow, resulting from high levels of sales, low levels of surrenders and equity market appreciation. Approximately 88% and 94% of the individual variable annuity account values were held in non-guaranteed separate accounts as of December 31, 2002 and 2001, respectively.

In August 2002, The Company introduced Principal First, a new guaranteed withdrawal benefit rider which is sold in conjunction with the Company's variable annuity contracts. The Principal First rider provides a guaranteed withdrawal benefit that gives the policyholder the right to make periodic surrenders that total an amount equal to the policyholder's premium payments. This guarantee will remain in effect if periodic surrenders do not exceed an amount equal to 7% of premium payments each contract year. If the policyholder chooses to surrender an amount more than 7% in a contract year, then the guarantee may be reduced to an amount less than premium payments.

The assets underlying the Company's variable annuities are managed both internally and by outside money managers, while the Company provides all policy administration services. The Company utilizes a select group of money managers, such as Wellington Management Company, LLP ("Wellington"); Hartford Investment Management Company ("HIMCO"), a wholly-owned subsidiary of The Hartford; Putnam Financial Services, Inc. ("Putnam"); American Funds; MFS Investment Management ("MFS"); Franklin Templeton Group; and AIM Investments ("AIM"). All have an interest in the continued growth in sales of the Company's products and greatly enhance the marketability of the Company's annuities and the strength of its product offerings. The Director variable annuity, which is managed in part by Wellington, continues to be the industry leader in terms of retail sales. In addition, Hartford Leaders, which is a multi-manager variable annuity that combines the product manufacturing, wholesaling and service capabilities of the Company with the investment management expertise of four of the nation's most successful investment management organizations: American Funds, Franklin Templeton Group, AIM and MFS, has quickly emerged as a strong selling product for the Company and ranks in the top 5 in the industry.

FIXED MVA ANNUITIES -- Fixed MVA annuities are fixed rate annuity contracts which guarantee a specific sum of money to be paid in the future, either as a lump sum or as monthly income. In the event that a policyholder surrenders a policy prior to the end of the guarantee period, the MVA feature increases or decreases the cash surrender value of the annuity in respect of any interest rate decreases or increases, respectively, thereby protecting the Company from losses due to higher interest rates at the time of surrender. The amount of payment will not fluctuate due to adverse changes in the Company's investment return, mortality experience or expenses. The Company's primary fixed MVA annuities have terms varying from one to ten years with an average term of approximately eight years. Account values of fixed MVA annuities and other variable products were $10.6 billion and $9.6 billion as of December 31, 2002 and 2001, respectively.

GOVERNMENTAL -- The Company sells retirement plan products and services to municipalities under Section 457 plans. The Company offers a number of different investment products, including variable annuities and fixed products, to the employees in Section 457 plans. Generally, with the variable products, the Company manages the fixed income funds and certain other outside money managers act as advisors to the equity funds offered in Section 457 plans administered by the Company. As of December 31, 2002, the Company administered over 3,000 plans under Sections 457 and 403(b).

CORPORATE -- The Company sells retirement plan products and services to corporations under Section 401(k) targeting the small and medium case markets. The Company believes these markets are under-penetrated in comparison to the large case market. As of December 31, 2002, the Company administered over 4,100
Section 401(k) plans.

INSTITUTIONAL INVESTMENT PRODUCTS -- The Company sells structured settlement contracts which provide for periodic payments to an injured person or survivor for a generally determinable number of years, typically in settlement of a claim under a liability policy in lieu of a lump sum settlement. The Company's structured settlements are sold through The Hartford's Property & Casualty insurance operations as well as specialty brokers. The Company also markets other annuity contracts for special purposes such as the funding of terminated defined benefit pension plans. In addition, the Company offers GICs and short-term funding agreements.

MARKETING AND DISTRIBUTION

The Investment Products distribution network is based on management's strategy of utilizing multiple and competing distribution channels to achieve the broadest distribution to reach target customers. The success of the Company's marketing and distribution system depends on its product offerings, fund performance, successful utilization of wholesaling organizations, quality of customer service, and relationships with national and regional broker-dealer firms, banks and other financial institutions, and independent financial advisors (through which the sale of the Company's retail investment products to customers is consummated).

Hartford Life Insurance Company maintains a distribution network of approximately 1,500 broker-dealers and approximately 500 banks. As of
September 30, 2002, the Company was selling products through 24 of the 25 largest retail banks in the United States, including proprietary relationships with 12 of the top 25. The Company periodically negotiates provisions and terms of its relationships with unaffiliated parties, and there can be no assurance that such terms will remain acceptable to the Company or such third parties. The Company's primary wholesaler of its individual annuities is PLANCO Financial Services, Inc. and its affiliate, PLANCO, Incorporated (collectively "PLANCO") a wholly owned subsidiary of HLA. PLANCO is one of the nation's largest wholesalers of individual annuities and has played a significant role in The Hartford's growth over the past decade. As a
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HARTFORD LIFE INSURANCE COMPANY                                               25
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wholesaler, PLANCO distributes the Company's fixed and variable annuities, mutual funds and 401(k) plans by providing sales support to registered representatives, financial planners and broker-dealers at brokerage firms and banks across the United States. PLANCO secures an important distribution channel for the Company and gives the Company a wholesale distribution platform which it can expand in terms of both the number of individuals wholesaling its products and the portfolio of products which they wholesale. In addition, the Company uses internal personnel with extensive experience in the Section 457 market, as well as access to the Section 401(k) market, to sell its products and services in the retirement plan and institutional markets.

COMPETITION

The Investment Products segment competes with numerous other insurance companies as well as certain banks, securities brokerage firms, independent financial advisors and other financial intermediaries marketing annuities, mutual funds and other retirement-oriented products. Product sales are affected by competitive factors such as investment performance ratings, product design, visibility in the marketplace, financial strength ratings, distribution capabilities, levels of charges and credited rates, reputation and customer service.

INDIVIDUAL LIFE

The Individual Life segment provides life insurance solutions to a wide array of partners to solve the wealth protection, accumulation and transfer needs of their affluent, emerging affluent and business insurance clients. The individual life business acquired from Fortis in 2001 added significant scale to the Company's Individual Life segment, contributing to the significant increase in life insurance in force. Revenues were $858, $774 and $545 in 2002, 2001 and 2000, respectively. Net income in the Individual Life segment was $116, $106 and $70 in 2002, 2001 and 2000, respectively.

PRINCIPAL PRODUCTS

Hartford Life Insurance Company holds a significant market share in the variable life product market. In 2002, the Company's new sales of individual life insurance were 82% variable life, 13% universal life and other, and 5% term life insurance.

VARIABLE LIFE -- Variable life insurance provides a return linked to an underlying investment portfolio and the Company allows policyholders to determine their desired asset mix among a variety of underlying mutual funds. As the return on the investment portfolio increases or decreases, the surrender value of the variable life policy will increase or decrease, and, under certain policyholder options or market conditions, the death benefit may also increase or decrease. The Company's single premium variable life product provides a death benefit to the policy beneficiary based on a single premium deposit. The Company's second-to-die products are distinguished from other products in that two lives are insured rather than one, and the policy proceeds are paid upon the death of both insureds. Second-to-die policies are frequently used in estate planning for a married couple.

UNIVERSAL LIFE AND INTEREST SENSITIVE WHOLE LIFE -- Universal life and interest sensitive whole life insurance coverages provide life insurance with adjustable rates of return based on current interest rates. The Company offers both flexible and fixed premium policies and provides policyholders with flexibility in the available coverage, the timing and amount of premium payments and the amount of the death benefit, provided there are sufficient policy funds to cover all policy charges for the coming period. The Company also sells universal life insurance policies with a second-to-die feature similar to that of the variable life insurance product offered.

MARKETING AND DISTRIBUTION

Consistent with the Company's strategy to access multiple distribution outlets, the Individual Life distribution organization has been developed to penetrate a multitude of retail sales channels. These include independent life insurance sales professionals; agents of other companies; national, regional and independent broker-dealers; banks, financial planners, certified public accountants and property and casualty insurance organizations. The primary organization used to wholesale Hartford Life's products to these outlets is a group of highly qualified life insurance professionals with specialized training in sophisticated life insurance sales. These individuals are generally employees of the Company who are managed through a regional sales office system.

COMPETITION

The Individual Life segment competes with approximately 1,800 life insurance companies in the United States, as well as other financial intermediaries marketing insurance products. Competitive factors related to this segment are primarily the breadth and quality of life insurance products offered, pricing, relationships with third-party distributors, effectiveness of wholesaling support, pricing and availability of reinsurance and the quality of underwriting and customer service.

CORPORATE OWNED LIFE INSURANCE ("COLI")

Hartford Life Insurance Company is a leader in the COLI market, which includes life insurance policies purchased by a company on the lives of its employees, with the company or a trust sponsored by the company named as the beneficiary under the policy. Until the passage of Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Company sold two principal types of COLI, leveraged and variable products. Leveraged COLI is a fixed premium life insurance policy owned by a company or a trust sponsored by a company. HIPAA phased out the deductibility of interest on policy loans under leveraged COLI at the end of 1998, virtually eliminating all future sales of leveraged COLI. Variable COLI continues to be a product used by employers to fund non-qualified benefits or other postemployment benefit liabilities.

Variable COLI account values were $19.7 billion and $18.0 billion as of
December 31, 2002 and 2001, respectively. Leveraged
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26                                               HARTFORD LIFE INSURANCE COMPANY
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COLI account values decreased to $3.3 billion as of December 31, 2002 from $4.3 billion as of December 31, 2001, primarily due to the continuing effects of HIPAA. COLI generated revenues of $592, $717 and $765 in 2002, 2001 and 2000, respectively and net income of $31, $36 and $35 in 2002, 2001 and 2000, respectively.

OTHER MATTERS

RESERVES

In accordance with applicable insurance regulations under which the Company operates, life insurance subsidiaries of Hartford Life establish and carry as liabilities actuarially determined reserves which are calculated to meet the Company's future obligations. Reserves for life insurance and disability contracts are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect the Company's actual experience when appropriate. These reserves are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's disability or death. Reserves also include unearned premiums, premium deposits, claims incurred but not reported and claims reported but not yet paid. Reserves for assumed reinsurance are computed in a manner that is comparable to direct insurance reserves. Additional information on Hartford Life reserves may be found in the Critical Accounting Estimates section of the MD&A under "Reserves".

CEDED REINSURANCE

In accordance with normal industry practice, Hartford Life Insurance Company is involved in both the cession and assumption of insurance with other insurance and reinsurance companies including HLA. The Company cedes both group life and group accident and health risk to HLA. As of December 31, 2002, the largest amount of life insurance retained on any one life by any one of the Company's operations was approximately $2.5. In addition, the Company reinsures the majority of the minimum death benefit guarantee and the guaranteed withdrawal benefits offered in connection with its variable annuity contracts. Such transfer does not relieve Hartford Life Insurance Company of its primary liability and, as such, failure of reinsurers to honor their obligations could result in losses to Hartford Life Insurance Company. The Company also assumes reinsurance from other insurers. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. For the years ended December 31, 2002, 2001 and 2000, the Company did not make any significant changes in the terms under which reinsurance is ceded to other insurers.

INVESTMENT OPERATIONS

An important element of the financial results of Hartford Life Insurance Company is return on invested assets. The Company's investment operations are managed by Hartford Investment Management Company ("HIMCO"), a wholly owned subsidiary of The Hartford. The Company's investments have been separated into specific portfolios, which support specific classes of product liabilities. HIMCO works closely with the product lines to develop investment guidelines, including duration targets, asset allocation and convexity constraints, asset/liability mismatch tolerances and return objectives, to ensure that the product line's individual risk and return objectives are met.

The Company's primary objective for its general account and guaranteed separate accounts is to maximize after-tax returns consistent with acceptable risk parameters, including the management of the interest rate sensitivity of invested assets and the generation of sufficient liquidity, relative to that of corporate and policyholder obligations.

For a further discussion of the Company's approach to managing risks, including derivative utilization, see the Capital Markets Risk Management section of the MD&A, as well as Notes 2(g), 2(h) and 5 of Notes to Consolidated Financial Statements.

REGULATION AND PREMIUM RATES

Although there has been some deregulation with respect to large commercial insurers in recent years, insurance companies, for the most part, are still subject to comprehensive and detailed regulation and supervision throughout the United States. The extent of such regulation varies, but generally has its source in statutes which delegate regulatory, supervisory and administrative powers to state insurance departments. Such powers relate to, among other things, the standards of solvency that must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; establishing premium rates; claim handling and trade practices; restrictions on the size of risks which may be insured under a single policy; deposits of securities for the benefit of policyholders; approval of policy forms; periodic examinations of the affairs of companies; annual and other reports required to be filed on the financial condition of companies or for other purposes; fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values; and the adequacy of reserves and other necessary provisions for unearned premiums, unpaid claims and claim adjustment expenses and other liabilities, both reported and unreported.

Most states have enacted legislation that regulates insurance holding company systems such as Hartford Life. This legislation provides that each insurance company in the system is required to register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system which may materially affect the operations, management or financial condition of the insurers within the system. All transactions within a holding company system affecting insurers must be fair and equitable. Notice to the insurance departments is required prior to the consummation of transactions affecting the ownership or control of an insurer and of certain material transactions between an insurer and any entity in its holding company system. In addition, certain of such transactions cannot be consummated without the applicable insurance department's prior approval.

HARTFORD LIFE INSURANCE COMPANY                                               27
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EMPLOYEES

Hartford Life Insurance Company had approximately 4,000 employees at December 31, 2002.

PROPERTIES

Hartford Life Insurance Company's principal executive offices are located in Simsbury, Connecticut. The Company's home office complex consists of approximately 655 thousand square feet, and is leased from a third party by Hartford Fire Insurance Company ("Hartford Fire"), a direct subsidiary of The Hartford. This lease expires in the year 2009. Expenses associated with these offices are allocated on a direct basis to Hartford Life Insurance Company by Hartford Fire. The Company believes its properties and facilities are suitable and adequate for current operations.

LEGAL PROCEEDINGS

Hartford Life Insurance Company is involved or may become involved in various legal actions, in the normal course of its business, in which claims for alleged economic and punitive damages have been or may be asserted some for substantial amounts. Some of the pending litigation has been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

On March 15, 2002, a jury in the U.S. District Court for the Eastern District of Missouri issued a verdict in Bancorp Services, LLC ("Bancorp") v. Hartford Life Insurance Company, et al. in favor of Bancorp in the amount of $118 million. The case involved claims of patent infringement, misappropriation of trade secrets, and breach of contract against Hartford Life Insurance Company and its affiliate International Corporate Marketing Group, Inc. ("ICMG"). The judge dismissed the patent infringement claim on summary judgment. The jury's award was based on the last two claims. On August 28, 2002, the Court entered an order awarding Bancorp prejudgment interest on the breach of contract claim in the amount of $16 million.

Hartford Life Insurance Company and ICMG have appealed the judgment on the trade secret and breach of contract claims. Bancorp has cross-appealed the pretrial dismissal of its patent infringement claim. The Company's management, based on the advice of its legal counsel, believes that there is a substantial likelihood that the judgment will not survive at its current amount. Based on the advice of legal counsel regarding the potential outcomes of this litigation, the Company recorded an $11 million after-tax charge in the first quarter of 2002 to increase litigation reserves associated with this matter. Should Hartford Life Insurance Company and ICMG not succeed in eliminating or reducing the judgment, a significant additional expense would be recorded in the future related to this matter.

On March 16, 2003, a final decision and award was issued in an arbitration between Hartford Life and one of its primary reinsurers relating to policies with death benefit guarantees written from 1994 to 1999. The arbitration involved alleged breaches under the reinsurance treaties. Although Hartford Life believed that its position in this arbitration was strong, an adverse outcome could have resulted in a decrease to Hartford Life's statutory surplus and capital and could have potentially increased the death benefit costs incurred by Hartford Life in the future. Under the terms of the final decision and award, the reinsurer's reinsurance obligations to Hartford Life were not limited or reduced in any manner and, as a result, are left unchanged.

MARKET FOR HARTFORD LIFE INSURANCE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

All of the Company's outstanding shares are ultimately owned by Hartford Life and Accident Insurance Company, which is ultimately a subsidiary of The
Hartford. As of February 28, 2003, the Company had issued and outstanding 1,000 shares of Common Stock, $5,690 par value per share.
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28                                               HARTFORD LIFE INSURANCE COMPANY
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SELECTED FINANCIAL DATA

The following selected financial data for Hartford Life, its subsidiaries and affiliated companies should be read in conjunction with the consolidated financial statements and notes thereto included in this Prospectus.

STATEMENT OF INCOME

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                     2002     2001     2000     1999     1998
-----------------------------------------------------------------------------------------------
REVENUES
Premiums and other considerations                   $2,145   $2,251   $2,206   $2,045   $2,218
Net investment income                                1,583    1,495    1,326    1,359    1,759
Net realized (losses) gains                           (288)     (91)     (85)      (4)      (2)
                                                    ------   ------   ------   ------   ------
Total Revenues                                       3,440    3,655    3,447    3,400    3,975

BENEFITS, CLAIMS AND EXPENSES
Benefits, claims and claim adjustment expenses       1,766    1,703    1,495    1,574    1,911
Amortization of deferred policy acquisition costs      531      566      604      539      431
Dividends to policyholders                              65       68       67      104      329
Other insurance expenses                               650      622      600      631      766
                                                    ------   ------   ------   ------   ------
Total Benefits, Claims and Expenses                  3,012    2,959    2,766    2,848    3,437
Income before income tax expense                       428      696      681      552      538
Income tax expense                                       2       44      194      191      188
                                                    ------   ------   ------   ------   ------
NET INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING
 CHANGES                                               426      652      487      361      350
Cumulative effect of accounting changes, net of
 tax                                                    --       (6)      --       --       --
NET INCOME                                          $  426   $  646   $  487   $  361   $  350
-----------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollar amounts in millions, unless otherwise stated)

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") addresses the financial condition of Hartford Life Insurance Company and its subsidiaries ("Hartford Life Insurance Company" or the "Company") as of December 31, 2002, compared with December 31, 2001, and its results of operations for the three years ended December 31, 2002, 2001 and 2000. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes beginning on page F-1.

Certain of the statements contained herein (other than statements of historical fact) are forward-looking statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond the Company's control and have been made based upon management's expectations and beliefs concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on Hartford Life Insurance Company will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of various factors. These factors include: the effect of changes in interest rates, the stock markets or other financial markets; stronger than anticipated competitive activity; unfavorable legislative, regulatory or judicial developments; the Company's ability to distribute its products through distribution channels both current and future; the uncertain impact of the Bush Administration's budget proposal relating to the distribution of nontaxable dividends to shareholders and the creation of new tax-favored individual savings accounts, if adopted, on the Company; the availability of reinsurance to protect the Company against losses and the impact of increasing and uncertain reinsurance rates; the possibility of higher loss costs than anticipated; the possibility of general economic and business conditions that are less favorable than anticipated; the effect of assessments and other surcharges for guaranty funds; a downgrade in the Company's claims-paying, financial strength or credit ratings; the ability of the Company's subsidiaries to pay dividends to the Company; and other factors described in such forward-looking statements.

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

CONSOLIDATED RESULTS OF OPERATIONS

Hartford Life Insurance Company provides investment and retirement products such as variable and fixed annuities and retirement plan services; individual and corporate owned life insurance; and, group benefit products, such as group life and

HARTFORD LIFE INSURANCE COMPANY                                               29
--------------------------------------------------------------------------------
group disability insurance that is directly written by the Company and is substantially ceded to its parent, Hartford Life and Accident Insurance Company
(HLA).

The Company derives its revenues principally from: (a) fee income, including asset management fees on separate account and mortality and expense fees, as well as cost of insurance charges; (b) fully insured premiums; (c) certain other fees; and (d) net investment income on general account assets. Asset management fees and mortality and expense fees are primarily generated from separate account assets, which are deposited with the Company through the sale of variable annuity and variable life products. Cost of insurance charges are assessed on the net amount at risk for investment-oriented life insurance products. Premium revenues are derived primarily from the sale of group life and group disability insurance products.

The Company's expenses essentially consist of interest credited to policyholders on general account liabilities, insurance benefits provided, dividends to policyholders, costs of selling and servicing the various products offered by the Company, and other general business expenses.

The Company's profitability depends largely on the amount of assets under management, the level of fully insured premiums, the adequacy of product pricing and underwriting discipline, claims management and operating efficiencies, and its ability to earn target spreads between earned investment rates on general account assets and credited rates to customers. The level of assets under management is generally impacted by equity market performance, persistency of the in-force block of business, sales and other deposits, as well as any acquired blocks of business.

OPERATING SUMMARY

                               2002       2001       2000
---------------------------------------------------------------
 Revenues                     $3,440     $3,655     $3,447
---------------------------------------------------------------
 Expenses                      3,014      3,003      2,960
---------------------------------------------------------------
 Cumulative effect of
 accounting changes, net of
 tax (1)                          --         (6)        --
---------------------------------------------------------------
 Net income                      426        646        487
---------------------------------------------------------------
 Less: Cumulative effect of
 accounting changes, net of
 tax (1)                          --         (6)        --
---------------------------------------------------------------
 Net realized capital
 losses, after-tax              (185)       (59)       (55)
---------------------------------------------------------------
 Operating income (2)         $  611     $  711     $  542
---------------------------------------------------------------

(1) For the year ended December 31, 2001, represents the cumulative impact of the Company's adoption of SFAS No. 133 of $(3) and EITF Issue 99-20 of $(3).
(2) For the year ended December 31, 2002, includes $76 tax benefit related to separate account investment activity and an $3 after-tax benefit related to September 11. Additionally, for the year ended December 31, 2002, includes $11 after-tax expense related to the Bancorp litigation. For the year ended December 31, 2001, includes $144 tax benefit related to separate account investment activity and $9 of after-tax losses related to September 11. For the year ended December 31, 2000, includes $32 tax benefit related to favorable tax items.

Hartford Life Insurance Company defines "operating income" as after-tax operational results excluding, as applicable, net realized capital gains and losses, restructuring charges, losses from early retirement of debt, the cumulative effect of accounting changes and certain other items. Operating income is a performance measure used by the Company in the management of its operations. Management believes that this performance measure delineates the results of operations of the Company's ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current business. However, operating income should only be analyzed in conjunction with, and not in lieu of, net income and may not be comparable to other performance measures used by the Company's competitors.

Hartford Life Insurance Company consists of the following reportable operating segments: Investment Products, Individual Life, and Corporate Owned Life Insurance ("COLI"). In addition, the Company includes in an Other category certain group benefits, including group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent and corporate items not directly allocable to any of its reportable operating segments.

On April 2, 2001, The Hartford acquired the United States individual life insurance, annuity and mutual fund businesses of Fortis. This transaction was accounted for as a purchase and, as such, the revenues and expenses generated by this business from April 2, 2001 forward are included in Life's consolidated results of operations. (For further disclosure, see Note 15 of Notes to Consolidated Financial Statements).

2002 COMPARED TO 2001 -- Revenues decreased $215, or 6%, primarily driven by realized capital losses of $288 in 2002 as compared to $91 in 2001. (See the Investments section for further discussion of investment results and related realized capital losses.) Additionally, COLI experienced a decline in revenues of $125, or 17%, as a result of the decrease in leveraged COLI account values as compared to a year ago as well as lower sales volume, which was partially offset by revenue growth across the Company's other operating segments. Revenues related to the Investment Products segment increased $71, or 3%, as a result of continued growth related to its institutional investment product business, which more than offset the decline of $28, or 2%, in revenues within the individual annuity operation. Lower assets under management due to the decline in the equity markets are the principal driver of declining revenues for the individual annuity operation. Additionally, Individual Life revenues increased by $84, or 11%, as a result of the Fortis acquisition and increased life insurance in force.

Expenses increased $11, due to a lower benefit recorded related to favorable resolution of dividends-received deduction

30                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
("DRD")-related tax items (see also the discussion of DRD tax issues at Note 13(c) of Notes to Consolidated Financial Statements), an increase in benefits and claims of $63, or 4%, due primarily to higher death benefits in the Investment Products segment, as a result of the lower equity markets and additional expense related to the Fortis acquisition. These increases were partially offset by a decrease in income tax expense, due to lower pre-tax income as compared to a year ago. Expenses increased $103, or 6%, in the Investment Products segment, principally related to the growth in the institutional investment product business and an increase in benefits and claims. In addition, 2002 expenses include $11, after-tax, of accrued expenses recorded within the COLI segment related to the Bancorp litigation. (For a discussion of the Bancorp litigation, see Note 13(a) of Notes to Consolidated Financial Statements.) Also included in expenses was an after-tax benefit of $3, recorded within "Other", associated with favorable development related to the Company's estimated September 11 exposure.

Net income and operating income decreased $220, or 34%, and $100, or 14%, respectively, due to the decline in revenues and increase in expenses described above. In 2002 the Company recognized a $3 after-tax benefit due to favorable development related to September 11. In 2001, the Company recorded a $9 after-tax loss related to September 11. Excluding the impact of September 11, net income decreased $232, or 35%, and operating income decreased $112, or 16%. Net income for the Investment Products segment was down $32, or 9%, as growth in the other investment products businesses, particularly institutional investment products, was more than offset by the decline in revenues in the individual annuity operation, which was negatively impacted by the lower equity markets. COLI net income decreased $5, or 14%. Excluding the impact of September 11, COLI's net income decreased $7, or 18%, primarily the result of the charge associated with the Bancorp litigation. The declines in net income for those segments were partially offset by the increase in net income for the Individual Life segment. Individual Life net income increased $10, or 9%. Excluding the impact of September 11, Individual Life's net income increased $7, or 6%, as the result of the Fortis acquisition. Other net income decreased $193 and operating income decreased $73, or 38%. The decline in net income of the Other segment is principally due to higher realized capital losses and a lower DRD tax benefit recorded in 2002 compared to 2001 as discussed above.

2001 COMPARED TO 2000 -- Revenues increased $208, or 6%, primarily related to the growth across one of the Company's primary operating segments. Individual Life segment revenues increased $229, or 42%. The revenue growth in the Individual Life segment was primarily due to higher earned fee income and net investment income resulting from the business acquired from Fortis. Revenues related to the Company's Individual Annuity business were down $55 or 4%, primarily due to lower fee income as a result of the lower equity markets in 2001. Additionally, COLI revenues were below prior year due to a decrease in variable COLI sales and the declining block of leveraged COLI business.

Total expenses increased $43, or 1%, primarily associated with the growth in revenues discussed above. Net income increased $159, or 33%, led by the Individual Life where net income increased $36, or 51%, primarily as the result of the business acquired from Fortis. In addition, the 2001 results include a $130 federal income tax benefit primarily related to separate account investment activity and a $9 after-tax loss associated with the impact of the September 11 terrorist attack. Additionally, 2000 results include a benefit of $32 also related to favorable tax items. Excluding these tax items and the impact of the September 11 terrorist attack, net income increased $70, or 15%, for the year ended December 31, 2001, as each of the Company's operating segments experienced growth from a year ago.

SEGMENT RESULTS

Below is a summary of net income (loss) by segment.

                                   2002       2001       2000
-------------------------------------------------------------------
 Investment Products               $343       $375       $354
-------------------------------------------------------------------
 Individual Life                    116        106         70
-------------------------------------------------------------------
 Corporate Owned Life Insurance      31         36         35
-------------------------------------------------------------------
 Other                              (64)       129         28
-------------------------------------------------------------------
 Net income                        $426       $646       $487
-------------------------------------------------------------------

A description of each segment as well as an analysis of the operating results summarized above is included on the following pages. Deferred Acquisition Costs, Reserves and Investments are discussed in separate sections.

INVESTMENT PRODUCTS

OPERATING SUMMARY

                               2002       2001       2000
---------------------------------------------------------------
 Total revenues               $2,185     $2,114     $2,068
---------------------------------------------------------------
 Total expenses                1,842      1,739      1,714
---------------------------------------------------------------
 Net income                   $  343     $  375     $  354
---------------------------------------------------------------

The Investment Products segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired through the sale of individual variable and fixed annuities, retirement plan services and other investment products. The Company is both a leading writer of individual variable annuities and a top seller of individual variable annuities through banks in the United States.

2002 COMPARED TO 2001 -- Revenues in the Investment Products segment increased $71 or 3%. The increase in revenues was primarily driven by growth in the institutional investment product business. This revenue increase was partially offset by lower fee income related to the individual annuity operation as average account values decreased compared to prior year, primarily due to the lower equity markets.

Expenses increased $103, or 6%, driven primarily by increases of $131, or 16%, in benefits and claims expenses due to the lower equity markets. Partially offsetting these increases was a $34, or 8%, decrease in amortization of policy acquisition costs

HARTFORD LIFE INSURANCE COMPANY                                               31
--------------------------------------------------------------------------------
related to the individual annuity business, which declined as a result of lower gross profits, driven by the decrease in fee income and the increase in death benefit costs.

Net income decreased $32, or 9%, driven by the continued lower equity markets resulting in the decline in revenues in the individual annuity operation and increases in the death benefit costs incurred by the individual annuity operation. The decrease in individual annuity revenues was significantly offset by growth in revenues related to other investment products, particularly the institutional investment product business. (For discussion of the potential future financial statement impact of continued declines in the equity market on the Investment Products segment, see the Capital Markets Risk Management section under "Market Risk".)

2001 COMPARED TO 2000 -- Revenues in the Investment Products segment increased $46, or 2%, driven primarily by other investment products. Revenues from other investment products increased $101, or 16%, principally due to growth in net investment income. Net investment income in other investment products increased $110, or 20%, due mostly to growth in the institutional business, where account values were $9.1 billion at December 31, 2001, an increase of $1.4 billion, or 18%, from a year ago. The increase in revenues from other investment products was partially offset by individual annuity revenues, which decreased $55 or 4%. Fee income and net investment income from the individual annuity business acquired from Fortis helped to partially offset lower revenues in the individual annuity operation, which was primarily associated with decreased account values resulting from the lower equity markets as compared to the prior year.

Total expenses increased $25, or 1%, driven by higher interest credited and insurance operating expenses related to other investment products consistent with the revenue growth described above. Interest credited related to other investment products increased $78, or 18%. Also, individual annuity benefits and claims expenses increased $37, or 15%, principally due to the business acquired from Fortis and higher death benefits resulting from the lower equity markets in 2001. Individual annuity's insurance operating costs increased $13, or 5% also due to the business acquired from Fortis. Partially offsetting the increase in benefits, claims, and insurance operating costs was a decrease in amortization of deferred policy acquisition costs of $64, or 13% resulting from the lower gross profits associated with the individual annuity business. In addition, income tax expense for the twelve months ended December 31, 2001 was $111, a $39 or 26% decrease due to lower pretax operating income and the ongoing tax impact related to separate account investment activity.

Net income increased $21, or 6%. These increases were driven by the growth in revenues in other investment products described above, the favorable impact of Fortis and the lower effective tax rate related to the individual annuity business.

OUTLOOK

Management believes the market for retirement products continues to expand as individuals increasingly save and plan for retirement. Demographic trends suggest that as the "baby boom" generation matures, a significant portion of the United States population will allocate a greater percentage of their disposable incomes to saving for their retirement years due to uncertainty surrounding the Social Security system and increases in average life expectancy. As this market grows, particularly for variable annuities, new companies are continually entering the market, aggressively seeking distribution channels and pursuing market share. One factor which could impact the Investment Products segment is the President's 2004 budget proposal. See the Legislative Initiatives section of the Capital Resources and Liquidity section for further discussion of this proposed legislation.

The individual annuity segment continues to be impacted by the lower equity markets in terms of lower assets under management. However, the Company experienced strong sales of annuities, which were $11.6 billion in 2002 as compared to $10.0 billion in 2001. Partially contributing to the growth in sales is Hartford Life's introduction of Principal First, a guaranteed withdrawal benefit rider, which was developed in response to our customers' needs. Based on VARDS, the Company had 9.4% market share as of December 31, 2002 as compared to 8.7% at December 31, 2001. (For discussion of the potential future financial statement impact of continued declines in the equity market on the Investment Products segment, see the Capital Markets Risk Management section under "Equity Risk".)

INDIVIDUAL LIFE

OPERATING SUMMARY

                                    2002       2001       2000
--------------------------------------------------------------------
 Total revenues                     $858       $774       $545
--------------------------------------------------------------------
 Total expenses                      742        668        475
--------------------------------------------------------------------
 Net income                         $116       $106       $ 70
--------------------------------------------------------------------

The Individual Life segment provides life insurance solutions to a wide array of partners to solve the wealth protection, accumulation and transfer needs of their affluent, emerging affluent and business insurance clients. Additionally, the Fortis transaction, through the addition of a retail broker dealer, which has been renamed Woodbury Financial Services, has allowed the Individual Life segment to increase its reach in the emerging affluent market.

2002 COMPARED TO 2001 -- Revenues in the Individual Life segment increased $84, or 11%, primarily driven by business growth including the impact of the Fortis transaction. However, new business sales have decreased in 2002 as compared to prior year.

Expenses increased $74, or 11%, principally driven by the growth in the business resulting from the Fortis acquisition. In addition, mortality experience (expressed as death claims as a

32                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
percentage of net amount at risk) for 2002 increased as compared to the prior year, but was in line with management's expectations.

Net income increased $10, or 9%. Individual Life incurred an after-tax loss of $3 related to September 11 in the third quarter of 2001. Excluding this loss, Individual Life's earnings increased $7, or 6%, for the year ended December 31, 2002, due to the contribution to earnings from the Fortis transaction.

2001 COMPARED TO 2000 -- Revenues in the Individual Life segment increased $229, or 42%, primarily due to the business acquired from Fortis. Fee income, including cost of insurance charges, increased $161, or 41%, driven principally by growth in the variable life business. In addition, net investment income on general account business (universal life, interest sensitive whole life and term life) increased $62, or 44%, consistent with the growth in related account values.

Benefits, claims and expenses increased $177, or 41%, due principally to the growth in revenues described above. Although death benefits were higher in 2001 than the prior year as a result of the increase in life insurance in force, year-to-date mortality experience (expressed as death claims as a percentage of net amount at risk) for 2001 was within pricing assumptions.

Net income increased $36, or 51% primarily due to the revenue growth described above. Individual Life incurred an after-tax loss of $3 related to the September 11 terrorist attack. Excluding this loss, operating income increased $39, or 56%, primarily due to the growth factors described above.

OUTLOOK

Individual Life sales continue to be impacted by the lower equity markets, uncertainty surrounding estate tax legislation, and aggressive competition from universal life providers. However, The Hartford's acquisition of the United States individual life insurance business of Fortis has increased its scale while broadening its distribution capabilities as described above. Additionally, the Company continues to introduce new and enhanced products, which are expected to increase universal life sales.

CORPORATE OWNED LIFE INSURANCE (COLI)

OPERATING SUMMARY

                                    2002       2001       2000
--------------------------------------------------------------------
 Total revenues                     $592       $717       $765
--------------------------------------------------------------------
 Total expenses                      561        681        730
--------------------------------------------------------------------
 Net income                         $ 31       $ 36       $ 35
--------------------------------------------------------------------

Hartford Life Insurance Company is a leader in the COLI market, which includes life insurance policies purchased by a company on the lives of its employees, with the company or a trust sponsored by the company named as beneficiary under the policy. Until the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Company sold two principal types of COLI business: leveraged and variable products. Leveraged COLI is a fixed premium life insurance policy owned by a company or a trust sponsored by a company. HIPAA phased out the deductibility of interest on policy loans under leveraged COLI through the end of 1998, virtually eliminating all future sales of this product. Variable COLI continues to be a product used by employers to fund non-qualified benefits or other postemployment benefit liabilities.

2002 COMPARED TO 2001 -- COLI revenues decreased $125, or 17%, primarily related to lower net investment and fee income due to the declining block of leveraged COLI, where related account values declined in 2002 compared to prior year. Net investment income decreased $75, or 21%, while fee income decreased $49, or 14%.

Expenses decreased $120, or 18%, which is relatively consistent with the decrease in revenues described above. However, the decrease was partially offset by $11, after-tax, in accrued litigation expenses related to the Bancorp dispute. (For a discussion of the Bancorp litigation, see Note 13a of Notes to Consolidated Financial Statements.)

Net income decreased $5, or 14%, compared to prior year. COLI incurred an after-tax loss of $2 related to September 11 in the third quarter of 2001. Excluding the impact of September 11, COLI's net income decreased $7, or 18%, principally due to the $11 after-tax expense accrued in connection with the Bancorp litigation.

2001 COMPARED TO 2000 -- COLI revenues decreased $48, or 6%, mostly due to lower fee income and net investment income. Fee income and other decreased $34, or 8%, due to a decline in variable COLI sales and deposits which were approximately $1.5 billion in 2001 as compared to $2.9 billion in 2000. In addition, net investment income decreased $14, or 4% due primarily to lower interest rates, and the decline in leveraged COLI account values.

Benefits, claims and expenses decreased $47, or 7%, directly related to the decrease in revenue discussed above.

Net income increased $1 or 3% primarily due to the overall growth in variable COLI business and earnings associated with the leveraged COLI business recaptured in 1998. COLI incurred an after-tax charge of $2 related to the September 11 terrorist attack; excluding this charge, net income increased $3, or 9%.

OUTLOOK

The focus of this segment is variable COLI, which continues to be a product generally used by employers to fund non-qualified benefits or other postemployment benefit liabilities. The leveraged COLI product has been an important contributor to The Hartford's profitability in recent years and will continue to contribute to the profitability of the Company in the future, although the level of profit has declined in 2002, compared to 2001. COLI continues to be subject to a changing legislative and regulatory environment that could have a material adverse effect on its business.

INVESTMENTS

Hartford Life Insurance Company's general account and guaranteed separate account investment portfolios are managed based

HARTFORD LIFE INSURANCE COMPANY                                               33
--------------------------------------------------------------------------------
on the underlying characteristics and nature of each operation's liabilities and within established risk parameters. (For a further discussion on The Hartford's approach to managing risks, see the Capital Markets Risk Management section.)

The investment portfolios of Hartford Life Insurance Company are managed by Hartford Investment Management Company ("HIMCO"), a wholly-owned subsidiary of The Hartford. HIMCO is responsible for monitoring and managing the asset/ liability profile, establishing investment objectives and guidelines and determining, within specified risk tolerances and investment guidelines, the appropriate asset allocation, duration, convexity and other characteristics of the portfolios. Security selection and monitoring are performed by asset class specialists working within dedicated portfolio management teams.

Fluctuations in interest rates affect the Company's return on, and the fair value of, fixed maturity investments, which comprised approximately 86% and 81% of the fair value of its invested assets as of December 31, 2002 and 2001, respectively. Other events beyond the Company's control could also adversely impact the fair value of these investments. Specifically, a downgrade of an issuer's credit rating or default of payment by an issuer could reduce the Company's investment return.

The Company also invests in unaffiliated limited partnership arrangements in order to further diversify its investment portfolio. These limited partnerships represent approximately 2% and 3% of the fair value of its invested assets as of December 31, 2002 and 2001, respectively. Limited partnerships are typically less liquid than direct investments in fixed income or equity investments. Market volatility and other factors beyond the Company's control can adversely affect the value of these investments. Because the Company is a limited partner, its ability to control the timing or the realization of the related investment income is restricted.

A decrease in the fair value of any investment that is deemed other than temporary would result in the Company's recognition of a realized capital loss in its financial results prior to the actual sale of the investment. See Company's discussion of evaluation of other than temporary impairment in Critical Accounting Estimates under " Valuation of Investments and Derivative Instruments".

The weighted average duration of the fixed maturity portfolio was 4.5 and 4.6 as of December 31, 2002 and 2001, respectively. Duration is defined as the approximate percentage change in market price of the portfolio for a 100 basis point change in interest rates. For example, if interest rates increased by 100 basis points, the fair value of the portfolio would be expected to decrease by approximately 4.5% and 4.6% as of December 31, 2002 and 2001, respectively. The following table identifies the invested assets by type held in the general account as of December 31, 2002 and 2001.

                         COMPOSITION OF INVESTED ASSETS

                                                               2002               2001
                                                         -----------------  -----------------
                                                          AMOUNT   PERCENT   AMOUNT   PERCENT
---------------------------------------------------------------------------------------------
Fixed maturities, at fair value                          $24,786    86.3%   $19,142    81.0%
Equity securities, at fair value                             120     0.4%        64     0.3%
Policy loans, at outstanding balance                       2,895    10.1%     3,278    13.8%
Limited partnerships, at fair value                          486     1.7%       721     3.1%
Other investments                                            432     1.5%       415     1.8%
                                                         -------   -----    -------   -----
  TOTAL INVESTMENTS                                      $28,719   100.0%   $23,620   100.0%
---------------------------------------------------------------------------------------------

During 2002, fixed maturity investments increased 30% primarily due to increased operating cash flows, transfers into the general account from the variable annuity separate account, and an increase in fair value due to a lower interest rate environment. Limited partnerships decreased $235, or 33%, due to redemptions and a tactical decision to reallocate funds to other asset classes.

34                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

The following table sets forth by type the fixed maturity securities held in the Company's general account as of December 31, 2002 and 2001.

                                                                2002                 2001
                                                         -------------------  -------------------
FIXED MATURITIES BY TYPE                                 FAIR VALUE  PERCENT  FAIR VALUE  PERCENT
-------------------------------------------------------------------------------------------------
Corporate                                                  $13,560     54.7%    $10,443     54.5%
Asset-backed securities                                      3,674     14.8%      3,131     16.4%
Commercial mortgage backed securities                        3,632     14.7%      2,534     13.2%
Collateralized mortgage obligations                            571      2.3%        591      3.1%
Mortgage backed securities -- agency                         1,648      6.6%        800      4.2%
Government/Government agencies -- Foreign                      464      1.9%        327      1.7%
Government/Government agencies -- U.S.                         264      1.1%        260      1.4%
Municipal -- taxable                                            31      0.1%         47      0.2%
Municipal -- exempt                                              1        --         --        --
Short-term                                                     941      3.8%      1,008      5.3%
Redeemable preferred stock                                      --        --          1        --
                                                           -------   -------    -------   -------
  TOTAL FIXED MATURITIES                                   $24,786    100.0%    $19,142    100.0%
-------------------------------------------------------------------------------------------------

There were no material changes in asset allocation during 2002 and 2001.

As of December 31, 2002 and 2001, 19% and 22%, respectively, of the Company's fixed maturities were invested in private placement securities (including 11% and 13% of Rule 144A offerings as of December 31, 2002 and 2001, respectively). Private placement securities are generally less liquid than public securities. However, private placements generally have covenants designed to compensate for liquidity risk. Most of the private placement securities in the operation's portfolio are rated by nationally recognized rating agencies. (For further discussion of the Company's investment credit policies, see the Capital Markets Risk Management section under "Credit Risk".)

INVESTMENT RESULTS

The table below summarizes Hartford Life Insurance Company's investment results.

(BEFORE-TAX)                   2002       2001       2000
---------------------------------------------------------------
 Net investment income --
 excluding policy loan
 income                       $1,332     $1,191     $1,021
---------------------------------------------------------------
 Policy loan income              251        304        305
---------------------------------------------------------------
 Net investment income --
 total                        $1,583     $1,495     $1,326
---------------------------------------------------------------
 Yield on average invested
 assets (1)                     6.3%       7.1%       7.1%
---------------------------------------------------------------
 Net realized capital
 losses                       $ (288)    $  (91)    $  (85)
---------------------------------------------------------------

(1) Represents net investment income (excluding net realized capital losses) divided by average invested assets at cost (fixed maturities at amortized cost).

2002 COMPARED TO 2001 -- Net investment income, excluding policy loan income, increased $141, or 12%. The increase was primarily due to income earned on the previously discussed higher invested asset base partially offset by $30 lower income on limited partnerships and the impact of lower interest rates. Yields on average invested assets decreased as a result of lower rates on new investment purchases, decreased policy loan income, and decreased income on limited partnerships.

Net realized capital losses increased $197 compared to 2001. Included in 2002 net realized capital losses were write-downs for other than temporary impairments on primarily corporate and asset-backed fixed maturities of $340. Write-downs on corporate fixed maturities totaled $175 and included impairments in the communications and technology sector of $137 (including a $74 loss related to securities issued by WorldCom Corporation), and the utilities sector of $28. Write-downs on asset-backed securities totaled $154 and included impairments of securities backed by aircraft lease receivables of $66, corporate debt of $29, manufactured housing receivables of $16, mutual fund fee receivables of $16, and on various other asset-backed securities totaling $27. These losses were partially offset by gains from the sale of fixed maturity securities.

2001 COMPARED TO 2000 -- Net investment income, excluding policy loan income, increased $170, or 17%. The increase was primarily due to income earned on the previously discussed increase in fixed maturity investments, partially offset by lower yields on fixed maturities in the third and fourth quarters of 2001. Yields on overall average invested assets were flat.

Net realized capital losses increased $6 compared to 2000. Included in 2001 net realized capital losses were write-downs for other than temporary impairments on primarily corporate and asset backed fixed maturities of $93. Write-downs on corporate securities totaled $58 and included impairments in the utilities sector of $37 and the communications and technology sector of $17. Write-downs on corporate fixed maturities in the utilities sector were on securities issued by Enron Corporation. Write-downs on asset-backed securities totaled $25 and included impairments of securities backed by corporate debt of $10 and on various other asset-backed securities totaling $15. Also included in net realized capital losses is a $10 loss recognized on the sale of the Company's interest in an Argentine insurance joint venture, in addition to losses associated with the credit deterioration of certain investments in which the Company has an indirect

HARTFORD LIFE INSURANCE COMPANY                                               35
--------------------------------------------------------------------------------
economic interest. These losses were partially offset by gains from the sale of fixed maturities.

SEPARATE ACCOUNT PRODUCTS

Separate account products are those for which a separate investment and liability account is maintained on behalf of the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $93.8 billion and $104.2 billion as of December 31, 2002 and 2001, respectively, wherein the policyholder assumes substantially all the investment risk and reward, and guaranteed separate accounts totaling $11.5 billion and $10.1 billion as of December 31, 2002 and 2001, respectively, wherein Hartford Life Insurance Company contractually guarantees either a minimum return or account value to the policyholder. Guaranteed separate account products primarily consist of modified guaranteed individual annuities and modified guaranteed life insurance and generally include market value adjustment features and surrender charges to mitigate the risk of disintermediation. The primary investment objective of guaranteed separate accounts is to maximize after-tax returns consistent with acceptable risk parameters, including the management of the interest rate sensitivity of invested assets relative to that of policyholder obligations, as discussed in the Capital Markets Risk Management section under "Market Risk -- Interest Rate Risk."

Investment objectives for non-guaranteed separate accounts vary by fund account type, as outlined in the applicable fund prospectus or separate account plan of operations. Non-guaranteed separate account products include variable annuities, variable life insurance contracts and variable COLI.

CAPITAL MARKETS RISK MANAGEMENT

Hartford Life Insurance Company has a disciplined approach to managing risks associated with its capital markets and asset/ liability management activities. Investment portfolio management is organized to focus investment management expertise on specific classes of investments, while asset/liability management is the responsibility of dedicated risk management units supporting the Company, including guaranteed separate accounts. Derivative instruments are utilized in compliance with established Company policy and regulatory requirements and are monitored internally and reviewed by senior management.

The Company is exposed to two primary sources of investment and asset/liability management risk: credit risk, relating to the uncertainty associated with the ability of an obligor or counterparty to make timely payments of principal and/or interest, and market risk, relating to the market price and/or cash flow variability associated with changes in interest rates, securities prices, market indices, yield curves or currency exchange rates. The Company does not hold any financial instruments purchased for trading purposes.

CREDIT RISK

Hartford Life Insurance Company has established investment credit policies that focus on the credit quality of obligors and counterparties, limit credit concentrations, encourage diversification and require frequent creditworthiness reviews. Investment activity, including setting of policy and defining acceptable risk levels, is subject to regular review and approval by senior management and reported to the Finance Committee of the Board of Directors of The Hartford.

The Company invests primarily in securities which are rated investment grade and has established exposure limits, diversification standards and review procedures for all credit risks including borrower, issuer and counterparty. Creditworthiness of specific obligors is determined by an internal credit evaluation supplemented by consideration of external determinants of creditworthiness, typically ratings assigned by nationally recognized ratings agencies. Obligor, asset sector and industry concentrations are subject to established limits and monitored on a regular basis.

Hartford Life Insurance Company is not exposed to any credit concentration risk of a single issuer greater than 10% of the Company's stockholder's equity.

DERIVATIVE INSTRUMENTS

The Company's derivatives counterparty exposure policy establishes market-based credit limits, favors long-term financial stability and creditworthiness, and typically requires credit enhancement/credit risk reducing agreements. Credit risk is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. Credit exposures are generally quantified weekly and netted, and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds exposure policy thresholds.

The Company periodically enters into swap agreements in which the Company assumes credit exposure from a single entity, referenced index or asset pool. Total return swaps involve the periodic exchange of payments with other parties, at specified intervals, calculated using the agreed upon index and notional principal amounts. Generally, no cash or principal payments are exchanged at the inception of the contract. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value.

Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. One party to the contract will make a payment based on an agreed upon rate and a notional amount. The second party will only make a payment when there is a credit event, and such payment will be equal to the notional value of the swap contract, and in return, the second party will receive the debt obligation of the first party.

As of December 31, 2002 and 2001, the notional value of total return and credit default swaps totaled $437 and $230, respectively, and their swap fair value totaled $(41) and $(51), respectively.

The following tables identify fixed maturity securities for Hartford Life Insurance Company including guaranteed separate

36                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
accounts, by credit quality. The ratings referenced in the tables are based on the ratings of a nationally recognized rating organization or, if not rated, assigned based on the Company's internal analysis of such securities. In addition, an aging of the gross unrealized loss position is presented for fixed maturity and equity securities.

As of December 31, 2002 and 2001, over 94% and 96%, respectively, of the fixed maturity portfolio was invested in securities rated investment grade (BBB and above).

                                                                  2002                                     2001
                                                 ---------------------------------------  ---------------------------------------
                                                 AMORITZED                 PERCENT OF     AMORITZED                 PERCENT OF
FIXED MATURITIES BY CREDIT QUALITY                 COST     FAIR VALUE  TOTAL FAIR VALUE    COST     FAIR VALUE  TOTAL FAIR VALUE
---------------------------------------------------------------------------------------------------------------------------------
United States Government/ Government agencies     $ 3,213     $ 3,341          9.3%        $ 2,137     $ 2,197          7.6%
AAA                                                 5,077       5,399         15.1%          3,708       3,818         13.2%
AA                                                  3,334       3,507          9.8%          2,821       2,884          9.9%
A                                                  11,019      11,687         32.5%         10,614      10,794         37.2%
BBB                                                 8,662       9,081         25.3%          7,002       7,027         24.2%
BB & below                                          1,928       1,862          5.2%          1,091       1,031          3.6%
Short-term                                            993         994          2.8%          1,233       1,233          4.3%
                                                  -------     -------        -----         -------     -------        -----
  TOTAL FIXED MATURITIES                          $34,226     $35,871        100.0%        $28,606     $28,984        100.0%
                                                  -------     -------        -----         -------     -------        -----
Total general account fixed maturities            $23,675     $24,786         69.1%        $18,933     $19,142         66.0%
                                                  -------     -------        -----         -------     -------        -----
Total guaranteed separate account fixed
 maturities                                       $10,551     $11,085         30.9%        $ 9,673     $ 9,842         34.0%
---------------------------------------------------------------------------------------------------------------------------------

The Company's total and below investment grade ("BIG") fixed maturity and equity securities held as of December 31, 2002 and 2001 that were in an unrealized loss position are presented in the tables below by length of time the security was in an unrealized loss position.

                                                                TOTAL SECURITIES             BIG AND EQUITY SECURITIES
                                                         -------------------------------  --------------------------------
                                                         AMORITZED    FAIR    UNREALIZED  AMORITZED    FAIR     UNREALIZED
UNREALIZED LOSS AGING AT DECEMBER 31, 2002                 COST      VALUE       LOSS       COST       VALUE       LOSS
--------------------------------------------------------------------------------------------------------------------------
Three months or less                                      $1,382     $1,316      $ (66)     $  131     $104       $ (27)
Greater than three months to six months                    1,211      1,158        (53)        188      165         (23)
Greater than six months to nine months                       519        465        (54)        160      134         (26)
Greater than nine months to twelve months                  1,247      1,181        (66)        299      264         (35)
Greater than twelve months                                 1,873      1,693       (180)        354      299         (55)
                                                          ------     ------      -----      ------     ----       -----
  TOTAL                                                   $6,232     $5,813      $(419)     $1,132     $966       $(166)
--------------------------------------------------------------------------------------------------------------------------

The total securities that were in an unrealized loss position for longer than six months as of December 31, 2002 primarily consisted of corporate and asset-backed securities. The significant corporate security industry sectors of banking and financial services, utilities, technology and communications and airlines comprised of 20%, 13%, 14% and 3%, respectively, of the greater than six months unrealized loss amount. Asset-backed securities comprised 34% of the greater than six month unrealized loss amount and included securities backed by corporate debt, aircraft lease receivables and credit card receivables. At December 31, 2002, the Company held no securities of a single issuer that were at an unrealized loss in excess of 4% of total unrealized losses. The total unrealized loss position of $(419) consisted of $(297) in general account losses and $(122) in guaranteed separate account losses.

The BIG and equity securities that were in an unrealized loss position for longer than six months as of December 31, 2002 primarily consisted of corporate securities in the technology and communications and utilities sectors as well as asset-backed securities backed by corporate debt, equipment loans and credit card receivables. The technology and communications and utilities sectors along with diversified equity mutual funds and asset-backed securities comprised 29%, 23%, 18% and 14%, respectively, of the BIG and equity securities that were in an unrealized loss position for greater than six months at December 31, 2002. The total unrealized loss position of BIG and equity securities of $(166) consisted of $(131) in general account losses and $(35) in guaranteed separate account losses.

HARTFORD LIFE INSURANCE COMPANY                                               37
--------------------------------------------------------------------------------

                                                                TOTAL SECURITIES             BIG AND EQUITY SECURITIES
                                                         -------------------------------  --------------------------------
                                                         AMORITZED    FAIR    UNREALIZED  AMORITZED    FAIR     UNREALIZED
UNREALIZED LOSS AGING AT DECEMBER 31, 2001                 COST      VALUE       LOSS       COST       VALUE       LOSS
--------------------------------------------------------------------------------------------------------------------------
Three months or less                                      $4,064     $3,945      $(119)     $  154     $133       $ (21)
Greater than three months to six months                      685        622        (63)         67       49         (18)
Greater than six months to nine months                       437        417        (20)         42       38          (4)
Greater than nine months to twelve months                  1,943      1,871        (72)        209      184         (25)
Greater than twelve months                                 1,923      1,778       (145)        286      247         (39)
                                                          ------     ------      -----      ------     ----       -----
  TOTAL                                                   $9,052     $8,633      $(419)     $  758     $651       $(107)
--------------------------------------------------------------------------------------------------------------------------

The total securities that were in an unrealized loss position for longer than six months as of December 31, 2001 primarily consisted of corporate and asset-backed securities. The significant corporate security industry sectors that were in an unrealized loss position for greater than six months included banking and financial services of 21%. The communications and technology, utilities and petroleum sectors comprised 14%, 13%, and 5%, respectively of the total securities that were in an unrealized loss position at December 31, 2001 for greater than six months. Asset-backed securities comprised 20% of the greater than six month unrealized loss amount, and included securities backed by corporate debt, franchise loans, aircraft lease receivables, credit card receivables, and manufactured housing receivables. At December 31, 2001, the Company held no securities of a single issuer that were at an unrealized loss in excess of 3% of total unrealized losses. The total unrealized loss position of $(419) consisted of $(313) in general account losses and $(106) in guaranteed separate account losses.

The BIG and equity securities that were in an unrealized loss position for longer than six months as of December 31, 2001 primarily consisted of corporate securities in the utilities and technology and communications sectors as well as asset backed securities backed by primarily manufactured housing receivables, corporate debt and equipment lease receivables. Diversified equity mutual funds, asset-backed securities, technology and communications sector securities and utilities sector securities comprised 10%, 22%, 19% and 15%, respectively, of the BIG securities in a unrealized loss position at December 31, 2001 for greater than six months. The total unrealized loss position of BIG and equity securities of $(107) consisted of $(69) in general account losses and $(38) in guaranteed separate account losses.

As part of our ongoing monitoring process by a committee of investment and accounting professionals, the Company has reviewed these securities and concluded that there were no additional other than temporary impairments as of December 31, 2002 and 2001. Due to the issuers' continued satisfaction of the securities' obligations in accordance with their contractual terms and their continued expectation to do so, as well as our evaluation of the fundamentals of the issuers' financial condition, the Company believes that the prices of the securities in the sectors identified above, were temporarily depressed primarily as a result of a market dislocation and generally poor cyclical economic conditions and sentiment. See the Critical Accounting Estimates section in the MD&A for the factors considered in evaluating other than temporary impairments.

The evaluation for other than temporary impairments is a quantitative and qualitative process which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other than temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates. In addition, for securitized financial assets with contractual cash flows (e.g. asset-backed securities), projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

MARKET RISK

Hartford Life Insurance Company has material exposure to both interest rate and equity market risk. The Company analyzes interest rate risk using various models including multi-scenario cash flow projection models that forecast cash flows of the liabilities and their supporting investments, including derivative instruments.

Hartford Life Insurance Company has several objectives in managing market risk. The Company is responsible for maximizing after-tax returns within acceptable risk parameters, including the management of the interest rate sensitivity of invested assets and the generation of sufficient liquidity to that of corporate and policyholder obligations. The Company's fixed maturity portfolios have material market exposure to interest rate risk. The Company continually monitors these exposures and makes portfolio adjustments to manage these risks within established limits.

Downward movement in market interest rates during 2002 resulted in a significant increase in the unrealized appreciation of the fixed maturity security portfolio from 2001. However, The Company's asset allocation and its exposure to market risk as of December 31, 2002 have not changed materially from its position at December 31, 2001.

DERIVATIVE INSTRUMENTS

Hartford Life Insurance Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options, in compliance with Company policy and regulatory requirements in order to achieve one of four Company approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; to control transaction costs; or to enter into income enhancement and replication transactions.

38                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Interest rate swaps involve the periodic exchange of payments with other parties, at specified intervals, calculated using the agreed upon rates and notional principal amounts. Generally, no cash is exchanged at the inception of the contract and no principal payments are exchanged. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value.

Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed exchange rate. There is also periodic exchange of payments at specified intervals calculated using the agreed upon rates and exchanged principal amounts.

Interest rate cap and floor contracts entitle the purchaser to receive from the issuer at specified dates, the amount, if any, by which a specified market rate exceeds the cap strike rate or falls below the floor strike rate, applied to a notional principal amount. A premium payment is made by the purchaser of the contract at its inception, and no principal payments are exchanged.

Forward contracts are customized commitments to either purchase or sell designated financial instruments, at a future date, for a specified price and may be settled in cash or through delivery of the underlying instrument.

Financial futures are standardized commitments to either purchase or sell designated financial instruments, at a future date, for a specified price and may be settled in cash or through delivery of the underlying instrument. Futures contracts trade on organized exchanges. Margin requirements for futures are met by pledging securities, and changes in the futures' contract values are settled daily in cash.

Option contracts grant the purchaser, for a premium payment, the right to either purchase from or sell to the issuer a financial instrument at a specified price, within a specified period or on a stated date.

Derivative activities are monitored by an internal compliance unit, reviewed frequently by senior management and reported to the The Hartford's Finance Committee of the Board of Directors. The notional amounts of derivative contracts represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk. Notional amounts pertaining to derivative instruments for both general and guaranteed separate accounts at December 31, 2002 and 2001 totaled $9.6 billion and $8.1 billion, respectively.

The following discussions focus on the key market risk exposures within Hartford Life Insurance Company.

INTEREST RATE RISK

Hartford Life Insurance Company's general account and guaranteed separate account exposure to interest rate risk relates to the market price and/or cash flow variability associated with changes in market interest rates. Changes in interest rates can potentially impact the Company's profitability. In certain scenarios where interest rates are volatile, the Company could be exposed to disintermediation risk and reduction in net interest rate spread or profit margins.

The Company's general account and guaranteed separate account investment portfolios primarily consist of investment grade, fixed maturity securities, including corporate bonds, asset-backed securities, commercial mortgage-backed securities, tax-exempt municipal securities and collateralized mortgage obligations. The fair value of these and the Company's other invested assets fluctuates depending on the interest rate environment and other general economic conditions. During periods of declining interest rates, paydowns on mortgage-backed securities and collateralized mortgage obligations increase as the underlying mortgages are prepaid. During such periods, the Company generally will not be able to reinvest the proceeds of any such prepayments at comparable yields. Conversely, during periods of rising interest rates, the rate of prepayments generally declines, exposing the Company to the possibility of asset/liability cash flow and yield mismatch. (For further discussion of the Company's risk management techniques to manage this market risk, see the "Asset and Liability Management Strategies Used to Manage Market Risk" discussed below.)

As described above, Hartford Life Insurance Company holds a significant fixed maturity portfolio that includes both fixed and variable rate securities. The following table reflects the principal amounts of the Company's general and guaranteed separate accounts fixed and variable rate fixed maturity portfolios, along with the respective weighted average coupons by estimated maturity year at December 31, 2002. Comparative totals are included as of December 31, 2001. Expected maturities differ from contractual maturities due to call or prepayment provisions. The weighted average coupon ("WAC") on variable rate securities is based on spot rates as of December 31, 2002 and 2001, and is primarily based on London Interbank Offered Rate ("LIBOR"). Callable bonds and notes are distributed to either call dates or maturity, depending on which date produces the most conservative yield. Asset-backed securities, collateralized mortgage obligations and mortgage-backed securities are distributed based on estimates of the rate of future prepayments of principal over the remaining life of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. Actual prepayment experience may vary from these estimates. Financial instruments with certain leverage features have been included in each of the fixed maturity categories. These instruments have not been separately displayed because they were immaterial to the Company's investment portfolio.

HARTFORD LIFE INSURANCE COMPANY                                               39
--------------------------------------------------------------------------------

                                                                                                                2002       2001
                                            2003       2004       2005       2006       2007     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
BONDS AND NOTES -- CALLABLE
  FIXED RATE
    Par value                              $   10     $   25     $  123     $   17     $   19      $1,652     $ 1,846    $ 1,584
    Weighted average coupon                  6.6%       7.2%       4.6%       7.3%       8.3%        2.8%        3.1%       2.9%
    Fair value                                                                                                $ 1,436    $ 1,113
  VARIABLE RATE
    Par value                              $   --     $    6     $   25     $    8     $    6      $  735     $   780    $   953
    Weighted average coupon                    --       2.4%       3.0%       3.3%       4.1%        2.9%        2.9%       3.4%
    Fair value                                                                                                $   711    $   873
BONDS AND NOTES -- OTHER
  FIXED RATE
    Par value                              $2,531     $1,332     $1,819     $1,879     $1,635      $9,833     $19,029    $16,434
    Weighted average coupon                  5.8%       6.0%       7.2%       6.4%       6.4%        6.5%        6.4%       6.3%
    Fair value                                                                                                $19,441    $15,769
  VARIABLE RATE
    Par value                              $  219     $   90     $  258     $  113     $   13      $  389     $ 1,082    $ 1,117
    Weighted average coupon                  3.0%       2.7%       4.1%       2.1%       7.2%        3.7%        3.4%       4.9%
  Fair value                                                                                                  $   960    $ 1,023
ASSET BACKED SECURITIES
  FIXED RATE
    Par value                              $  344     $  427     $  514     $  230     $  130      $  668     $ 2,313    $ 2,075
    Weighted average coupon                  6.8%       6.3%       5.7%       6.1%       6.2%        7.1%        6.4%       6.9%
    Fair value                                                                                                $ 2,305    $ 2,068
  VARIABLE RATE
    Par value                              $  155     $  293     $  351     $  357     $  327      $1,457     $ 2,940    $ 2,264
    Weighted average coupon                  2.1%       2.2%       2.3%       2.3%       2.4%        2.4%        2.3%       2.8%
    Fair value                                                                                                  2,756    $ 2,201
COLLATERALIZED MORTGAGE OBLIGATIONS
  FIXED RATE
    Par value                              $   85     $   74     $   61     $   56     $   49      $  339     $   664    $   788
    Weighted average coupon                  6.4%       6.2%       6.2%       6.2%       6.2%        6.3%        6.3%       6.4%
    Fair value                                                                                                $   693    $   784
  VARIABLE RATE
    Par value                              $   10     $   12     $   10     $    7     $    5      $   47     $    91    $    15
    Weighted average coupon                  2.4%       2.5%       2.7%       3.0%       3.1%        2.3%        2.5%       6.9%
    Fair value                                                                                                $    90    $    16
COMMERCIAL MORTGAGE BACKED SECURITIES
  FIXED RATE
    Par value                              $   63     $  106     $  104     $  185     $  391      $2,794     $ 3,643    $ 2,691
    Weighted average coupon                  6.1%       6.6%       6.4%       6.8%       6.8%        6.7%        6.7%       7.0%
    Fair value                                                                                                $ 4,044    $ 2,789
  VARIABLE RATE
    Par value                              $  165     $  140     $  104     $   72     $   90      $  705     $ 1,276    $ 1,449
    Weighted average coupon                  3.4%       3.4%       4.1%       6.8%       4.7%        7.1%        5.8%       5.8%
    Fair value                                                                                                $ 1,342    $ 1,338
MORTGAGE BACKED SECURITIES
  FIXED RATE
    Par value                              $  260     $  314     $  255     $  175     $  126      $  829     $ 1,959    $   990
    Weighted average coupon                  6.7%       6.7%       6.6%       6.6%       6.6%        6.6%        6.6%       6.8%
    Fair value                                                                                                $ 2,057    $ 1,008
  VARIABLE RATE
    Par value                              $    3     $    5     $    6     $    5     $    4      $   13     $    36    $     2
    Weighted average coupon                  2.5%       2.4%       2.4%       2.4%       2.4%        2.4%        2.4%       5.3%
    Fair value                                                                                                $    36    $     2
---------------------------------------------------------------------------------------------------------------------------------

ASSET/LIABILITY MANAGEMENT STRATEGIES USED TO MANAGE MARKET RISK

The Company employs several risk management tools to quantify and manage market risk arising from their investments and interest sensitive liabilities. For certain portfolios, management monitors the changes in present value between assets and liabilities resulting from various interest rate scenarios using integrated asset/liability measurement systems and a proprietary system that simulates the impacts of parallel and non-parallel yield curve shifts. Based on this current and prospective information, management implements risk reduction techniques to improve the match between assets and liabilities.

Derivatives play an important role in facilitating the management of interest rate risk, creating opportunities to efficiently fund obligations, hedge against risks that affect the value of certain liabilities and adjust broad investment risk characteristics as a result of any significant changes in market risks. The Companys uses a variety of derivatives, including swaps, caps, floors, forwards and exchange-traded financial futures and options, in order to hedge exposure primarily to interest rate risk on anticipated investment purchases or existing assets and liabilities. At December 31, 2002, notional amounts pertaining to derivatives totaled $8.3 billion ($6.8 billion related to insurance investments and $1.5 billion related to life insurance liabilities).

40                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
Notional amounts pertaining to derivatives totaled $7.7 billion at December 31, 2001 ($6.2 billion related to insurance investments and $1.5 billion related to life insurance liabilities).

The economic objectives and strategies for which the Company utilized derivatives have not changed as a result of SFAS 133 and are categorized as follows:

ANTICIPATORY HEDGING -- For certain liabilities, the Company commits to the price of the product prior to receipt of the associated premium or deposit. Anticipatory hedges are executed to offset the impact of changes in asset prices arising from interest rate changes pending the receipt of premium or deposit and the subsequent purchase of an asset. These hedges involve taking a long position (purchase) in interest rate futures or entering into an interest rate swap with duration characteristics equivalent to the associated liabilities or anticipated investments. The notional amounts of anticipatory hedges as of December 31, 2002 and 2001, were $0 and $78, respectively.

LIABILITY HEDGING -- Several products obligate the Company to credit a return to the contract holder which is indexed to a market rate. To hedge risks associated with these products, the Company enters into various derivative contracts. Interest rate swaps are used to convert the contract rate into a rate that trades in a more liquid and efficient market. This hedging strategy enables the Company to customize contract terms and conditions to customer objectives and satisfies the operation's asset/ liability matching policy. In addition, interest rate swaps are used to convert certain variable contract rates to different variable rates, thereby allowing them to be appropriately matched against variable rate assets. Finally, interest rate caps and option contracts are used to hedge against the risk of contract holder disintermediation in a rising interest rate environment. The notional amounts of derivatives used for liability hedging as of December 31, 2002 and 2001, were $1.5 billion.

ASSET HEDGING -- To meet the various policyholder obligations and to provide cost-effective prudent investment risk diversification, the Company may combine two or more financial instruments to achieve the investment characteristics of a fixed maturity security or that match an associated liability. The use of derivative instruments in this regard effectively transfers unwanted investment risks or attributes to others. The selection of the appropriate derivative instruments depends on the investment risk, the liquidity and efficiency of the market, and the asset and liability characteristics. The notional amounts of asset hedges as of December 31, 2002 and 2001, were $6.6 billion and $5.7 billion, respectively.

PORTFOLIO HEDGING -- The Company periodically compares the duration and convexity of its portfolios of assets to its corresponding liabilities and enters into portfolio hedges to reduce any difference to desired levels. Portfolio hedges reduce the duration and convexity mismatch between assets and liabilities and offset the potential impact to cash flows caused by changes in interest rates. The notional amounts of portfolio hedges as of December 31, 2002 and 2001, were $151 and $353, respectively.

The following tables provide information as of December 31, 2002 with comparative totals for December 31, 2001 on derivative instruments used in accordance with the aforementioned hedging strategies. For interest rate swaps, caps and floors, the tables present notional amounts with weighted average pay and receive rates for swaps and weighted average strike rates for caps and floors by maturity year. For interest rate futures, the table presents contract amount and weighted average settlement price by expected maturity year. For option contracts, the table presents contract amount by expected maturity year.

                                                                                                                2002       2001
                                            2003       2004       2005       2006       2007     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE SWAPS (1)
  PAY FIXED/RECEIVE VARIABLE
    Notional value                         $  295     $   85     $   23     $   36     $   90      $  139     $   668    $   508
    Weighted average pay rate                4.2%       3.5%       6.6%       6.7%       4.3%        5.9%        4.7%       5.8%
    Weighted average receive rate            1.5%       1.4%       1.8%       1.8%       1.4%        1.5%        1.5%       2.2%
    Fair value                                                                                                $   (37)   $   (20)
  PAY VARIABLE/RECEIVE FIXED
    Notional value                         $  423     $1,369     $  942     $  739     $  614      $1,041     $ 5,128    $ 4,323
    Weighted average pay rate                1.5%       1.6%       1.5%       1.5%       1.5%        1.4%        1.5%       2.1%
    Weighted average receive rate            5.5%       5.5%       5.7%       5.5%       5.0%        5.1%        5.4%       5.8%
    Fair value                                                                                                $   426    $   177
  PAY VARIABLE/RECEIVE DIFFERENT
   VARIABLE
    Notional value                         $    2     $   11     $    5     $   --     $   --      $   --     $    18    $    23
    Weighted average pay rate                1.7%     (0.5)%       5.5%         --         --          --        1.5%       3.1%
    Weighted average receive rate            1.4%       0.8%       2.1%         --         --          --        1.2%       4.8%
    Fair value                                                                                                $    (1)   $    (1)
---------------------------------------------------------------------------------------------------------------------------------

(1) Swap agreements in which the Company assumes credit exposure from a single entity, referenced index or asset pool are not included above, rather they are included in the Credit Risk discussion. At December 31, 2002 and 2001, these swaps had a notional value of $437 and $230, respectively, and a fair value of $(41) and $(51), respectively. Also, swap agreements that reduce foreign currency exposure in certain fixed maturity investments are not included above, rather they are included in the foreign currency risk discussion. At December 31, 2002 and 2001, these swaps had a notional value of $791 and $433, respectively, and a fair value of $(68) and $6, respectively.

(2) Negative weighted average pay rate in 2004 results when payments are received on both sides of an index swap.

HARTFORD LIFE INSURANCE COMPANY                                               41
--------------------------------------------------------------------------------

                                                                                                                2002       2001
                                            2003       2004       2005       2006       2007     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE CAPS -- LIBOR BASED
  PURCHASED
    Notional value                         $   43     $   --     $   77     $   --     $   15      $   --     $   135    $   145
    Weighted average strike rate (8.0 --
     9.9%)                                   8.5%         --       8.4%         --       8.3%          --        8.4%       8.5%
    Fair value                                                                                                $    --    $     1
    Notional value                         $   --     $   --     $   --     $   --     $   --      $   --     $    --    $    19
    Weighted average strike rate (10.1%)       --         --         --         --         --          --          --      10.1%
    Fair value                                                                                                $    --    $    --
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                2002       2001
                                            2003       2004       2005       2006       2007     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE CAPS -- CMT BASED (1)
  PURCHASED
    Notional value                         $  250     $   --        250     $   --     $   --      $   --     $   500    $   500
    Weighted average strike rate (8.7%)      8.7%         --       8.7%         --         --          --        8.7%       8.7%
    Fair value                                                                                                $    --    $     3
---------------------------------------------------------------------------------------------------------------------------------

(1) CMT represents the Constant Maturity Treasury Rate.

                                                                                                                2002       2001
                                            2003       2004       2005       2006       2007     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE FLOORS -- LIBOR BASED
  PURCHASED
    Notional value                         $   --     $   27     $   --     $   --     $   --      $   --     $    27    $    27
    Weighted average strike rate (7.9%)        --       7.9%         --         --         --          --        7.9%       7.9%
    Fair value                                                                                                $     3    $     3
  ISSUED
    Notional value                         $   43     $   20     $   77     $   --     $   --      $   --     $   140    $   168
    Weighted average strike rate (4.0 --
     5.9%)                                   5.5%       5.3%       5.3%         --         --          --        5.3%       5.3%
    Fair value                                                                                                $    (8)   $    (7)
    Notional value                         $   --     $   27     $   --     $   --     $   --      $   --     $    27    $    27
    Weighted average strike rate (7.8%)        --       7.8%         --         --         --          --        7.8%       7.8%
    Fair value                                                                                                $    (3)   $    (3)
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                2002       2001
                                            2003       2004       2005       2006       2007     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE FLOORS -- CMT BASED (1)
  PURCHASED
    Notional value                         $  150     $   --     $   --     $   --     $   --      $   --     $   150    $   150
    Weighted average strike rate (5.5%)      5.5%     $   --     $   --     $   --     $   --      $   --        5.5%       5.5%
    Fair value                                                                                                $     1    $     5
---------------------------------------------------------------------------------------------------------------------------------

(1) CMT represents the Constant Maturity Treasury Rate.

                                                                                                                2002       2001
                                            2003       2004       2005       2006       2007     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE FUTURES
  LONG
    Contract amount/notional               $   --     $   --     $   --     $   --     $   --      $   --     $    --    $   266
    Weighted average settlement price      $   --     $   --     $   --     $   --     $   --      $   --     $    --    $   105
  SHORT
    Contract amount/notional               $   11     $   --     $   --     $   --     $   --      $   --     $    11    $    25
    Weighted average settlement price      $  114     $   --     $   --     $   --     $   --      $   --     $   114    $   105
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                2002       2001
                                            2003       2004       2005       2006       2007     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
OPTION CONTRACTS
  LONG
    Contract amount/notional               $   83     $   88     $   --     $  280     $   29      $   16     $   496    $   526
    Fair Value                                                                                                $     9    $    16
  SHORT
    Contract amount/notional               $  172     $  457     $  145     $  205     $   25      $   30     $ 1,034    $   991
    Fair Value                                                                                                $   (32)   $   (52)
---------------------------------------------------------------------------------------------------------------------------------

CURRENCY EXCHANGE RISK -- Currency exchange risk exists with respect to investments in non-US dollar denominated securities. The fair value of these fixed maturity securities at December 31, 2002 and 2001 were $1.2 billion and $455, respectively. Derivative contracts were utilized to manage the currency exposures. The Company enters into foreign currency swaps to hedge the variability in cash flow associated with certain foreign denominated securities. This hedging strategy enters into foreign currency swap agreements that are structured to match all the foreign currency cash flows of the hedged foreign denominated securities. At December 31, 2002 and 2001, the foreign currency swaps had a notional value of $791 and $433, respectively

42                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
and fair value of $(68) and $6, respectively. In the fourth quarter of 2002, the Company entered into a costless collar strategy to temporarily mitigate a portion of its residual currency risk in foreign dominated securities. Accordingly, the Company purchased foreign put options and wrote foreign call options expiring in January 2003. At December 31, 2002 the foreign put and call options had a notional value of $469, and fair value of $(3). The Company had no foreign put or call options at December 31, 2001.

LIFE INSURANCE LIABILITY CHARACTERISTICS -- Hartford Life Insurance Company's insurance liabilities, other than non-guaranteed separate accounts, are primarily related to accumulation vehicles such as fixed or variable annuities and investment contracts and other insurance products such as long-term disability and term life insurance.

ASSET ACCUMULATION VEHICLES -- While interest rate risk associated with these insurance products has been reduced through the use of market value adjustment features and surrender charges, the primary risk associated with asset accumulation products is that the spread between investment return and credited rate may not be sufficient to earn targeted returns.

FIXED RATE -- Products in this category require the Company to pay a fixed rate for a certain period of time. The cash flows are not interest sensitive because the products are written with a market value adjustment feature and the liabilities have protection against the early withdrawal of funds through surrender charges. Product examples include fixed rate annuities with a market value adjustment and fixed rate guaranteed investment contracts. Contract duration is dependent on the policyholder's choice of guarantee period.

INDEXED -- Products in this category are similar to the fixed rate asset accumulation vehicles but require the Company to pay a rate that is determined by an external index. The amount and/ or timing of cash flows will therefore vary based on the level of the particular index. The primary risks inherent in these products are similar to the fixed rate asset accumulation vehicles, with the additional risk that changes in the index may adversely affect profitability. Product examples include indexed guaranteed investment contracts with an estimated duration of up to two years.

INTEREST CREDITED -- Products in this category credit interest to policyholders, subject to market conditions and minimum guarantees. Policyholders may surrender at book value but are subject to surrender charges for an initial period. Product examples include universal life contracts and the general account portion of the Company's variable annuity products. Liability duration is short to intermediate term.

OTHER INSURANCE PRODUCTS

LONG-TERM PAY OUT LIABILITIES -- Products in this category are long term in nature and may contain significant actuarial (including mortality and morbidity) pricing and cash flow risks. The cash flows associated with these policy liabilities are not interest rate sensitive but do vary based on the timing and amount of benefit payments. The primary risks associated with these products are that the benefits will exceed expected actuarial pricing and/or that the actual timing of the cash flows will differ from those anticipated resulting in an investment return lower than that assumed in pricing. Product examples include structured settlement contracts, on-benefit annuities (i.e., the annuitant is currently receiving benefits thereon) and long-term disability contracts. Contract duration is generally five to ten years.

SHORT-TERM PAY OUT LIABILITIES -- These liabilities are short term in nature with a duration of less than one year. The primary risks associated with these products are determined by the non-investment contingencies such as mortality or morbidity and the variability in the timing of the expected cash flows. Liquidity is of greater concern than for the long-term pay out liabilities. Products include individual and group term life insurance contracts and short-term disability contracts.

Management of the duration of investments with respective policyholder obligations is an explicit objective of the Company's management strategy. The estimated cash flows of insurance policy liabilities based upon internal actuarial assumptions as of December 31, 2002 are reflected in the table below by expected maturity year. Comparative totals are included for December 31, 2001.

(DOLLARS IN BILLIONS)

                                                                                                                2002       2001
DESCRIPTION (1)                             2003       2004       2005       2006       2007     THEREAFTER    TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
Fixed rate asset accumulation vehicles      $1.7       $3.0       $2.6       $2.0       $1.9        $2.4       $13.6      $15.7
  Weighted average credited rate            6.0%       6.0%       5.9%       5.6%       5.5%        5.7%        5.8%       5.9%
Indexed asset accumulation vehicles         $0.6       $0.1       $ --       $ --       $ --        $ --       $ 0.7      $ 0.7
  Weighted average credited rate            3.0%       3.0%         --         --         --          --        3.0%       6.5%
Interest credited asset accumulation
  vehicles                                  $3.3       $3.2       $3.2       $0.5       $0.4        $6.8       $17.4      $ 7.5
  Weighted average credited rate            3.9%       3.9%       3.8%       4.8%       4.8%        4.7%        4.2%       5.8%
Long-term pay out liabilities               $0.5       $0.4       $0.3       $0.3       $0.3        $3.8       $ 5.6      $ 5.9
Short-term pay out liabilities              $ --       $ --       $ --       $ --       $ --        $ --       $  --      $ 0.3
---------------------------------------------------------------------------------------------------------------------------------

(1) As of December 31, 2002 and 2001, the fair value of the Company's investment contracts including guaranteed separate accounts was $27.8 billion and $25.7 billion, respectively.

HARTFORD LIFE INSURANCE COMPANY                                               43
--------------------------------------------------------------------------------

SENSITIVITY TO CHANGES IN INTEREST RATES -- For liabilities whose cash flows are not substantially affected by changes in interest rates ("fixed liabilities") and where investment experience is substantially absorbed by the Company, the sensitivity of the net economic value (discounted present value of asset cash flows less the discounted present value of liability cash flows) of those portfolios to 100 basis point shifts in interest rates are shown in the following table.

                                                                     CHANGE IN NET ECONOMIC VALUE
                                                              ------------------------------------------
                                                                     2002                   2001
--------------------------------------------------------------------------------------------------------
Basis point shift                                                -100      + 100       -100      + 100
Amount                                                        $    12    $   (34)   $     6    $   (22)
Percent of liability value                                      0.05%      (0.15)%    0.03%      (0.11)%
--------------------------------------------------------------------------------------------------------

These fixed liabilities represented about 65% of the Company's general and guaranteed separate account liabilities at December 31, 2002 and 2001. The remaining liabilities generally allow the Company significant flexibility to adjust credited rates to reflect actual investment experience and thereby pass through a substantial portion of actual investment experience to the policyholder. The fixed liability portfolios are managed and monitored relative to defined objectives and are analyzed regularly by management for internal risk management purposes using scenario simulation techniques, and are evaluated on an annual basis, in compliance with regulatory requirements.

EQUITY RISK -- Hartford Life Insurance Company's operations are significantly influenced by changes in the equity markets. The Company's profitability depends largely on the amount of assets under management, which is primarily driven by the level of sales, equity market appreciation and depreciation and the persistency of the in-force block of business. A prolonged and precipitous decline in the equity markets, as has been experienced of late, can have a significant impact on the Company's operations, as sales of variable products may decline and surrender activity may increase, as customer sentiment towards the equity market turns negative. The lower assets under management will have a negative impact on the Company's financial results, primarily due to lower fee income related to the Investment Products and Individual Life segments, where a heavy concentration of equity linked products are administered and sold. Furthermore, the Company may experience a reduction in profit margins if a significant portion of the assets held in the variable annuity separate accounts move to the general account and the Company is unable to earn an acceptable investment spread, particularly in light of the low interest rate environment and the presence of contractually guaranteed minimum interest credited rates, which for the most part are at a 3% rate.

In addition, prolonged declines in the equity market may also decrease the Company's expectations of future gross profits, which are utilized to determine the amount of DAC to be amortized in a given financial statement period. A significant decrease in the Company's estimated gross profits would require the Company to accelerate the amount of DAC amortization in a given period, potentially causing a material adverse deviation in that period's net income. Although an acceleration of DAC amortization would have a negative impact on the Company's earnings, it would not affect the Company's cash flow or liquidity position.

Additionally, the Investment Products segment sells variable annuity contracts that offer various guaranteed death benefits. For certain guaranteed death benefits, Hartford Life pays the greater of (1) the account value at death; (2) the sum of all premium payments less prior withdrawals; or (3) the maximum anniversary value of the contract, plus any premium payments since the contract anniversary, minus any withdrawals following the contract anniversary. The Company currently reinsures a significant portion of these death benefit guarantees associated with its in-force block of business. The Company currently records the death benefit costs, net of reinsurance, as they are incurred. Declines in the equity market may increase the Company's net exposure to death benefits under these contracts.

The Company's total gross exposure (i.e. before reinsurance) to these guaranteed death benefits as of December 31, 2002 is $22.4 billion. Due to the fact that 82% of this amount is reinsured, the Company's net exposure is $4.1 billion. This amount is often referred to as the net amount at risk. However, the Company will only incur these guaranteed death benefit payments in the future if the policyholder has an in-the-money guaranteed death benefit at their time of death. In order to analyze the total costs that the Company may incur in the future related to these guaranteed death benefits, the Company performed an actuarial present value analysis. This analysis included developing a model utilizing 250 stochastically generated investment performance scenarios and best estimate assumptions related to mortality and lapse rates. A range of projected costs was developed and discounted back to the statement date utilizing the Company's cost of capital, which for this purpose was assumed to be 9.25%. Based on this analysis, the Company estimated that the present value of the retained death benefit costs to be incurred in the future fell within a range of $86 to $349. This range was calculated utilizing a 95% confidence interval. The median of the 250 stochastically generated scenarios was $159.

Furthermore, the Company is involved in arbitration with one of its primary reinsurers relating to policies with such death benefit guarantees written from 1994 to 1999. The arbitration involves alleged breaches under the reinsurance treaties. Although the Company believes that its position in this pending arbitration is strong, an adverse outcome could result in a decrease to the Company's statutory surplus and capital and potentially increase the death benefit costs incurred by the Company in the future. The arbitration hearing was held during the fourth quarter of 2002, but no decision has been rendered.

44                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

CAPITAL RESOURCES AND LIQUIDITY

Capital resources and liquidity represent the overall strength of Hartford Life Insurance Company and its ability to generate strong cash flows from each of the business segments, borrow funds at competitive rates and raise new capital to meet operating and growth needs. The Company maintained cash and short-term investments totalling $1.0 billion and $1.1 billion as of December 31, 2002 and 2001.

CASH FLOW

                                        2002       2001       2000
------------------------------------------------------------------------
 Cash provided by operating
 activities                           $   671    $ 1,105    $ 1,333
------------------------------------------------------------------------
 Cash used for investing activities    (4,435)    (3,658)       (44)
------------------------------------------------------------------------
 Cash provided by (used for)
 financing activities                   3,754      2,586     (1,288)
------------------------------------------------------------------------
 Cash -- end of year                       79         87         56
------------------------------------------------------------------------

2002 COMPARED TO 2001 -- The decrease in cash provided by operating activities was primarily the result of the timing of the settlement of receivables, payables and other related liabilities. The increase in cash provided by financing activities primarily relates to the increase in receipts from investment and universal life-type contracts charged against policyholder accounts. Operating cash flows in the periods presented have been more than adequate to meet liquidity requirements.

2001 COMPARED TO 2000 -- The decrease in cash provided by operating activities was primarily the result of the timing of the settlement of receivables, payables and other related liabilities. The increase in cash used for investing activities and the decrease in cash used for financing activities primarily relates to the purchase of Fortis Financial Group. Operating cash flows in the periods presented have been more than adequate to meet liquidity requirements.

RATINGS -- Ratings are an important factor in establishing the competitive position in the insurance and financial services marketplace. There can be no assurance that the Company's ratings will continue for any given period of time or that they will not be changed. In the event the Company's ratings are downgraded, the level of revenues or the persistency of the Company's business may be adversely impacted.

The following table summarizes Hartford Life Insurance Company's significant United States member companies' financial ratings from the major independent rating organizations as of February 28, 2003:

                                A.M.                           STANDARD
                                BEST      FITCH     MOODY'S    & POOR'S
------------------------------------------------------------------------
INSURANCE RATINGS
  Hartford Life Insurance
   Company                       A+         AA        Aa3         AA-
  Hartford Life and Annuity      A+         AA        Aa3         AA-
                                 --         --        ---        ---
OTHER RATINGS
  Hartford Life Insurance
   Company:
    Short Term Rating           --          --        P-1        A-1+

On November 26, 2002, Standard & Poor's removed from CreditWatch its counterparty credit rating on The Hartford Financial Services Group, Inc. and related entities and lowered it to 'A-' from 'A' reflecting concerns about trends in the retirement and savings sector, the consolidated capitalization of The Hartford's insurance operations, and the increasingly competitive environment for spread-based and equity-linked retirement and savings products. At the same time, Standard & Poor's lowered to AA- from AA the insurance financial strength ratings of Hartford Fire Intercompany Pool and the life insurance subsidiaries of Hartford Life.

On January 28, 2003, Fitch Ratings placed its fixed income ratings for The Hartford Financial Services Group, Inc. (HFSG) and its insurer financial strength ratings for the Hartford Fire Intercompany Pool on Rating Watch Negative. Ratings for HFSG's life insurance subsidiaries and fixed income ratings at Hartford Life, Inc., were not impacted by Fitch's rating actions and remain on stable outlook. Fitch's rating action followed The Hartford's announcement that it has initiated a comprehensive review of its current asbestos liabilities. Fitch anticipates responding to the Rating Watch status upon completion of the asbestos review or potentially sooner if certain uncertainties are resolved earlier.

On September 19, 2002, Fitch Ratings lowered the ratings of Hartford Life as part of a comprehensive industry review of all North American life insurance company ratings. For Hartford Life, Fitch stated the rating action was driven primarily by Fitch's opinion that most of the very strong, publicly owned insurance organizations are more appropriately rated in the 'AA' rating category. Fitch also changed its view on the variable annuity business and stated that it believes that the associated risks, mainly variable earnings, are greater than previously considered.

On January 28, 2003, following The Hartford's announcement that it is commencing a comprehensive study of its asbestos loss reserves, A.M. Best Co. placed under review with negative implications the commercial paper and debt ratings of The Hartford Financial Services Group, Inc. and Hartford Life, Inc. Currently, the financial strength ratings of The Hartford's various life and property/casualty subsidiaries remain unaffected. On December 16, 2002, all of The Hartford's financial strength and debt ratings were affirmed.

On September 4, 2002, Moody's revised its outlook on The Hartford's debt ratings to Stable from Negative citing The Hartford's commitment to maintaining its capital strength in the event of a significant unforeseen loss or adverse development that would weaken its capital position.

On January 28, 2003, Moody's Investors Service confirmed the ratings of The Hartford Financial Services Group, Inc. and its subsidiaries, including the ratings of Hartford Life, Inc. following The Hartford's announcement of its intention to conduct a ground up analysis of its asbestos exposures, expected to be completed during the second quarter 2003. In the same action, Moody's changed the outlook on the debt ratings for both the parent company and Hartford Life to negative from stable, and also placed a negative outlook on the insurance financial strength

HARTFORD LIFE INSURANCE COMPANY                                               45
--------------------------------------------------------------------------------
ratings of members of The Hartford's property and casualty intercompany pool. The negative outlook reflects the significant uncertainty surrounding the group's asbestos liabilities. The outlook for the insurance financial strength ratings (Aa3) for the life insurance companies remains stable.

EQUITY MARKETS -- For a discussion of equity markets impact to capital and liquidity, see the Capital Markets Risk Management section under "Market Risk".

RISK-BASED CAPITAL -- The National Association of Insurance Commissioners ("NAIC") has regulations establishing minimum capitalization requirements based on risk-based capital ("RBC") formulas for both life and property and casualty companies. The requirements consist of formulas, which identify companies that are undercapitalized and require specific regulatory actions. The RBC formula for life companies establishes capital requirements relating to insurance, business, asset and interest rate risks. As of December 31, 2002, Hartford Life Insurance Company had more than sufficient capital to meet the NAIC's RBC requirements.

CONTINGENCIES

LEGAL PROCEEDINGS -- Hartford Life is or may become involved in various legal actions, in the normal course of its business, in which claims for alleged economic and punitive damages have been or may be asserted, some for substantial amounts. Some of the pending litigation has been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

DEPENDENCE ON CERTAIN THIRD PARTY RELATIONSHIPS -- Hartford Life Insurance Company distributes its annuity and life insurance products through a variety of distribution channels, including broker-dealers, banks, wholesalers, its own internal sales force and other third party organizations. The Company periodically negotiates provisions and renewals of these relationships and there can be no assurance that such terms will remain acceptable to the Company or such third parties. An interruption in the Company's continuing relationship with certain of these third parties could materially affect the Company's ability to market its products.

LEGISLATIVE INITIATIVES -- Federal measures which have been previously considered or enacted by Congress and which, if revisited, could affect the insurance business include tax law changes pertaining to the tax treatment of insurance companies and life insurance products, as well as changes in individual income tax rates and the estate tax. These changes could have an impact on the relative desirability of various personal investment vehicles. Legislation to restructure the Social Security system, expand private pension plans, and create new retirement savings incentives also may be considered.

The Bush Administration's fiscal year 2004 budget contains several proposals that could materially affect the Company's business. In particular, there are proposals that would more fully integrate corporate and individual taxes by permitting the distribution of nontaxable dividends to shareholders under certain circumstances. These proposals could have a material effect on sales of the Company's variable annuities and other retirement savings products, as well as implications for The Hartford's shareholders, both with respect to the amount of taxable dividends received, as well as the price of and tax basis in their holdings of The Hartford's common stock. The dividend exclusion proposal also would reduce the federal tax benefits currently received by the Company stemming from the dividends received deduction.

There also are proposals in the 2004 budget that would create new investment vehicles with larger annual contribution limits for individuals to use for savings purposes. Some of these proposed vehicles would have significant tax advantages, and could have material effects on the Company's product portfolio. There have also been proposals regarding certain deferred compensation arrangements that could have negative impacts on the Company's product sales. It is too early in the legislative process to determine the future disposition of any of these proposals. Therefore, any potential impact to the Company's financial condition or results of operations cannot be reasonably estimated at this time.

On November 26, 2002, President Bush signed the Terrorism Risk Insurance Act of 2002 (the "Act") into law. The Act established a program that will run through 2005 that provides a backstop for insurance-related losses resulting from any "act of terrorism" certified by the Secretary of the Treasury, in concurrence with the Secretary of State and Attorney General.

The Act created a program under which the federal government will pay 90% of covered losses after an insurer's losses exceed a deductible determined by a statutorily prescribed formula, up to a combined annual aggregate limit for the federal government and all insurers of $100 billion. If an act of terrorism or acts of terrorism result in covered losses exceeding the $100 billion annual limit, insurers with losses exceeding their deductible will not be responsible for additional losses.

The statutory formula for determining a company's deductible for each year is based on the company's direct commercial earned premium for the prior calendar year multiplied by a specified percentage. The specified percentages are 7% for 2003, 10% for 2004 and 15% for 2005.

The Act does not currently apply to group life insurance contracts but permits the Secretary of the Treasury to extend the backstop protection to them.

GUARANTY FUND -- Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers

46                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Part of the assessments paid by the Company's insurance subsidiaries pursuant to these laws may be used as credits for a portion of the Company's insurance subsidiaries' premium taxes. There was $2 in guaranty fund assessment refunds in 2002. There were no guaranty fund assessment payments (net of refunds) in 2001 and 2000.

NAIC CODIFICATION -- The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in March 1998. The effective date for the statutory accounting guidance was January 1, 2001. Each of Hartford Life's domiciliary states has adopted Codification, and the Company has made the necessary changes in its statutory accounting and reporting required for implementation. The overall impact of applying the new guidance resulted in a benefit of $38 in statutory surplus.

EFFECT OF INFLATION -- The rate of inflation as measured by the change in the average consumer price index has not had a material effect on the revenues or operating results of Hartford Life Insurance Company during the three most recent fiscal years.

ACCOUNTING STANDARDS -- For a discussion of accounting standards, see Note 2 of Notes to Consolidated Financial Statements.

There were no changes in, or disagreements with, accountants on accounting and financial disclosure in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

LEGAL OPINION
--------------------------------------------------------------------------------

The validity of the interests in the Contracts described in this Prospectus will be passed upon for Hartford by Christine Hayer Repasy, Senior Vice President, General Counsel and Corporate Secretary of Hartford.

EXPERTS
--------------------------------------------------------------------------------

The financial statements included in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is City Place, 185 Asylum Street, Hartford, Connecticut 06103-3402.

HARTFORD LIFE INSURANCE COMPANY                                               47
--------------------------------------------------------------------------------

APPENDIX A -- MODIFIED GUARANTEED ANNUITY FOR QUALIFIED PLANS

The CRC-Registered Trademark- (Compound Rate Contract) Select Annuity for Qualified Plans is a group deferred annuity Contract under which one or more purchase payments may be made. Plans eligible to purchase the Contract are pension and profit-sharing plans qualified under Section401(a) of the Internal Revenue Code (the "Code"), Keogh Plans and eligible state deferred compensation plans under Section457 of the Code ("Qualified Plans").

To apply for a Group Annuity Contract, the trustee or other applicant need only complete an application for the Group Annuity Contract and make its initial purchase payment. A Group Annuity Contract will then be issued to the applicant and subsequent Purchase Payments may be made, subject to the same $2,000 minimum applicable to qualified purchasers of Certificates. While no Certificates are issued, each purchase payment, and the Account established thereby, are confirmed to the Contract Owner. The initial and subsequent purchase payments operate to establish Accounts under the Group Annuity Contract in the same manner as non-qualified purchases. Each Account will have its own Initial and Subsequent Guarantee Periods and Guaranteed Rates. Surrenders under the Group Annuity Contract may be made, at the election of the Contract Owner, from one or more of the Accounts established under the Contract. Account surrenders are subject to the same limitations, adjustments and charges as surrenders made under a certificate (see "Surrenders"). Net Surrender Values may be surrendered or applied to purchase annuities for the Contract Owners' Qualified Plan Participants.

Because there are no individual participant accounts, the Qualified Group Annuity Contract issued in connection with a Qualified Plan does not provide for death benefits. Annuities purchased for Qualified Plan Participants may provide for a payment upon the death of the Annuitant, depending on the option chosen (see "Annuity Options"). Additionally, since there are no Annuitants prior to the actual purchase of an Annuity by the Contract Owner, the provisions regarding the Annuity Commencement Date are not applicable.

If you are purchasing the Contract for use in an IRA or other qualified retirement plan, you should consider other features of the Contract besides tax deferral, since any investment vehicle used within an IRA or other qualified plan receives tax deferred treatment under the Code.

48                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

APPENDIX B -- MARKET VALUE ADJUSTMENT

The formula that will be used to determine the Market Value Adjustment is: [(1 + i)/(1 + j)](n/12), where

 i    =   The Guarantee Rate in effect for the Current Guarantee
          Period (expressed as a decimal, e.g., 1% = .01).
 j    =   The Current Rate (expressed as a decimal, e.g., 1% = .01) in effect for durations equal to the number of years remaining in the current Guarantee Period (years are rounded to the
          nearest whole number of years).
 n    =   The number of complete months from the surrender date to the end of the current Guarantee Period.

EXAMPLE OF MARKET VALUE ADJUSTMENT (MVA)

Beginning Account Value:  $50,000
Guarantee Period:         5 years
Guarantee Rate:           5.50% per annum
Full Surrender:           Middle of contract year 3
Last 12 months interest:  $2,980

EXAMPLE 1 (FEATURING A CURRENT RATE THAT IS HIGHER THAN THE GUARANTEE RATE):

Gross surrender value at middle of Contract Year   =    $50,000 (1.055) to the power of 2.5 = $57,161.18
3:
Net surrender value at middle of Contract Year 3:  =    ($57,161.18 - $2980 - (.05)($57,161.18 -- $2980))
                                                        X MVA + $2980
                                                   =    $51,472.12 X MVA + $2980

Market Value Adjustment Calculation:
                                                i   =   .055
                                                j   =   .061
                                                n   =   30

MVA                                                 =   [(1.055)/(1.061)] to the power of 30/12
                                                    =   .985922299
Net Surrender Value at middle of Contract Year 3:   =   $51,472.12 X MVA + $2980
                                                    =   $51,472.12 X .985922299 + $2980
                                                    =   $53,727.51

EXAMPLE 2: (FEATURING A CURRENT RATE THAT IS LOWER THAN THE GUARANTEE RATE):

Gross surrender value at middle of Contract Year   =    $50,000 (1.055) to the power of 2.5 = $57,161.18
3:
Net surrender value at middle of Contract Year 3:  =    ($57,161.18 - $2980 - (.05)($57,161.18 - $2980))
                                                        X MVA + $2980
                                                   =    $51,472.12 X MVA + $2980

Market Value Adjustment Calculation:
                                                i   =   .055
                                                j   =   .050
                                                n   =   30

MVA                                                 =   [(1.055)/(1.050)] to the power of 30/12
                                                    =   1.011947313
Net Surrender Value at middle of Contract Year 3:   =   $51,472.12 X MVA + $2980
                                                    =   $51,472.12 X 1.011947313 + $2980
                                                    =   $55,067.07

Note: These examples do not include any applicable taxes

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Not applicable.

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes ("CGS") provide the standards under which a corporation may indemnify an individual for liability, including legal expenses, incurred because such individual is a party to a proceeding because the individual was a director, officer, employee, or agent of the corporation. Specifically, Section 33-771(a)(2) permits a corporation to indemnify a director if the corporation, pursuant to Section 33-636(5)(b), obligated itself under its certificate of incorporation to indemnify a director for liability except for certain liability involving conduct described in Section 33-636(5)(b). Section 33-776 permits a corporation to indemnify an officer, employee, or agent of the corporation to the same extent as a director as may be provided by the corporation's bylaws, certificate of incorporation, or resolution of the board of directors.

Consistent with the statutes referenced above, under the Depositor's Certificate of Incorporation, the Depositor must indemnify directors for liability except liability that:

(A) involved a knowing and culpable violation of law by the director;
(B) enabled the director or an associate to receive an improper personal gain;
(C) showed a lack of good faith and a conscious disregard for the duty of the director of the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation;
(D) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the corporation or
(E) created liability under section 33-757 relating to unlawful distributions.

The Depositor's Certificate of Incorporation also permits the Depositor, at the discretion of the board of directors, to indemnify any current or former director, officer, employee or agent of the corporation to the fullest extent permitted by law. Accordingly, under the Depositor's bylaws, the Depositor must, to the fullest extent permitted by applicable law, indemnify directors and officers of the Depositor against all expenses, including attorney's fees, in connection with any proceeding by reason of the fact that such person was a director or officer of the Depositor.

Section 33-777 permits a corporation to procure insurance on behalf of an individual who was a director or officer of the corporation. Consistent with the statute, the directors and officers of the Depositor and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         EXHIBIT
         NUMBER          DESCRIPTION                            METHOD OF FILING
         ------          -----------                            ----------------
           1             Underwriting Agreement                 Incorporated by reference to Registration
                                                                Statement File No. 333-24885, dated May 1, 1997.

           3(a)          Articles of Incorporation              Incorporated by reference to Post-Effective
                                                                Amendment No. 6 to the Registration Statement
                                                                File No. 333-66343, dated February 8, 2001.

           3(b)          By-laws                                Incorporated by reference to Post-Effective
                                                                Amendment No. 6 to the Registration Statement
                                                                File No. 333-66343, dated February 8, 2001.

           4             Group Annuity Contract                 Incorporated by reference to Pre-Effective
                                                                Amendment No. 1 to the Registration Statement
                                                                File No. 333-37290, dated April 4, 2001.

           5             Opinion re: legality                   Filed herewith.

         23(a)           Legal Consent                          Filed herewith as Exhibit 5.

         23(b)           Consent of Deloitte &                  To be filed by amendment.
                         Touche LLP.

         24              Copy of Power of Attorney              Filed herewith.

Item 18. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             i. To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

             ii. To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             iii.To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has reasonable grounds to believe that it meets all the requirements for filing this Registration Statement on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Simsbury, State of Connecticut on this 21st day of November, 2003.

HARTFORD LIFE INSURANCE COMPANY

By: Thomas  M. Marra                              *By: /s/ Michael Stobart
   ---------------------------------------------      -----------------------
    Thomas M. Marra, President, Chief                  Michael Stobart
    Executive Officer and Chairman of the Board*       Attorney-In-Fact

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 21st day of November, 2003.

David A. Carlson, Vice President, Director*
Robert A. Kerzner, Executive Vice President,
     Director*
Thomas M. Marra, President, Chief Executive
     Officer and Chairman of the Board, Director*
Ernest M. McNeill, Jr., Vice President
     & Chief Accounting Officer*
Christine Hayer Repasy, Senior Vice President,
     General Counsel & Corporate Secretary,        *By:  /s/ Michael Stobart
     Director*                                          -----------------------
John C. Walters, Executive Vice President,                Michael Stobart
     Director*                                            Attorney-in-Fact
Lizabeth H. Zlatkus, Executive Vice President
     and Chief Financial Officer, Director*         Date: November 21, 2003
David M. Znamierowski, Senior Vice President &
     Chief Investment Officer, Director*

333-

                                  EXHIBIT INDEX

5 Opinion and Consent of Christine Hayer Repasy, Senior Vice President, General Counsel and Corporate Secretary regarding legality of securities to be issued.

23(a) Legal Consent filed as part of Exhibit 5.

24    Copy of Power of Attorney.